2001
Annual Report

STFC

State Auto
Financial Corporation

Table of contents



The home office of the State Auto Insurance Companies has occupied the corner of Broad and Washington streets since October 1930. The original 40,000 sq. ft., two-story concrete and stone structure has undergone three additions. In 1990 the fourth addition known as the Pavillion was added, creating a 288,000 sq. ft. complex.

About the company

State Auto Financial Corporation ("STFC" or "State Auto Financial") is an insurance holding company located in Columbus, Ohio. STFC and its subsidiaries are affiliated with State Automobile Mutual Insurance Company ("Mutual"), which owns approximately 68% of STFC's common shares outstanding.

State Auto Property and Casualty Insurance Company ("State Auto P&C"), in addition to its insurance operations, provides management and operations services for affiliates.

Milbank Insurance Company ("Milbank") was acquired by STFC from Mutual in a stock exchange transaction in July 1998.

State Auto National ("National"), a non-standard auto insurer created in 1991, wrote business in 19 states in 2001.

Farmers Casualty Insurance Company ("Farmers Casualty"), an Iowa domiciled property-casualty insurer, was acquired by STFC effective January 1, 1999.

Mid-Plains Insurance Company ("Mid-Plains"), an Iowa-domiciled non-standard auto insurer, is a wholly owned subsidiary of Farmers Casualty.

In addition, STFC formed State Auto Insurance Company ("State Auto IC") in May 1999, and it received its certificate of authority to commence business operations in Ohio effective January 1, 2000.

Stateco Financial Services, Inc. ("Stateco") provides investment management and insurance premium finance services to the insurers affiliated with STFC.

Strategic Insurance Software, Inc. ("S.I.S.") develops and sells insurance software products and services for use by insurers and their agencies. S.I.S. provides its products and services to the insurer affiliates of STFC and their agents, and nonaffiliated insurers and their agencies.

518 Property Management and Leasing, LLC ("518 PML"), which began operations January 1, 1998, owns and leases real and personal property to STFC's affiliates.

An insurance pooling arrangement exists between State Auto P&C, Mutual, Milbank, Farmers Casualty, State Auto IC, and Midwest Security Insurance Company ("Midwest Security"), a Wisconsin corporation that is a wholly owned subsidiary of Mutual. This arrangement provides for the sharing of premiums, losses and expenses among the pool participants.

STFC and its affiliates ("State Auto") currently write property and casualty insurance in 26 states. Sales are generated through 22,800 independent agents in 3,800 agencies selling primarily personal and commercial auto, homeowners, commercial multi-peril, workers' compensation and fire insurance products. Marketing, underwriting, claims and staff operations are fully integrated, providing multiple products and services for agents and consumers.

Financial Highlights

OF STATE AUTO FINANCIAL CORPORATION
(in millions, except per share data)

	2001*	2000*	1999*	1998*	1997	19
STATEMENTS OF INCOME DATA:						
Total operating revenues	$ 621.3	475.5	438.3	399.1	359.9	342
Net income from operations[1]	$ 19.3	44.3	41.2	35.6	39.0	24
Net income	$ 20.6	47.7	42.8	37.5	41.0	26
PER COMMON SHARE:[2][3]						
Basic earnings from operations	$ 0.50	1.15	1.01	0.85	0.94	0.
Basic earnings	$ 0.53	1.24	1.05	0.89	0.99	0.
Diluted earnings from operations	$ 0.49	1.12	0.99	0.83	0.92	0.
Diluted earnings	$ 0.52	1.21	1.03	0.87	0.97	0.
BALANCE SHEET DATA:						
Total assets	$ 1,367.5	898.1	759.9	717.5	664.4	605
Stockholders' equity	$ 400.2	386.1	317.7	340.8	297.3	247
PER COMMON SHARE:						
Stockholders' equity[2]	$ 10.28	10.01	8.29	8.11	7.11	5.
Statutory Combined Ratio	105.2%	95.5%	96.9	97.8	94.1	10


STATE AUTO FINANCIAL CORPORATION
State Automobile Mutual Insurance Company
Meridian Citizens Mutual Insurance Company
State Auto Property and Casualty Insurance Company
518 Property Management and Leasing, LLC
Stateco Financial Services, Inc.
Milbank Insurance Company
State Auto National Insurance Company
Strategic Insurance Software, Inc.
Farmers Casualty Insurance Company
Mid-Plains Insurance Company
State Auto Insurance Company
Midwest Security Insurance Company
State Auto Florida Insurance Company
(License application pending)
Meridian Insurance Group, Inc.
Meridian Security Insurance Company
Meridian Citizens Security Insurance Company
Insurance Company of Ohio
Pooled Companies within the State Auto Group as of December 31, 2001.

State Auto® corporate structure

Rated A+ Superior

A.M. Best Company

1995*	1994	1993	1992*
331.7	252.8	214.7	179.1
28.8	143	12.8	8.3
29.9	15.3	13.1	9.3
0.70	0.36	0.33	0.23
0.73	0.39	0.34	0.26
0.69	0.36	0.33	0.23
0.72	0.39	0.23	0.26
579.2	467.7	445.9	307.0
225.8	175.9	174.0	105.4
5.48	4.29	4.27	2.98
99.6	102.6	104.0	108.7

*Includes pooling changes effective October 1, 2001, January 1, 2000, 1999, 1998, 1995 and 1992.

(1) Net earnings from operations are net of tax and exclude after-tax realized investment gains and losses.

(2) Adjusted for a July 1998 2-for-1 common stock split, and a July 1996 3-for-2 common stock split and March 1993 2-for-1 common stock split effected in the form of a stock dividend.

(3) The net earnings per share amounts prior to 1997 have been restated as required to comply with SFAS No. 128.

Letter to our shareholders



Robert H. Moone,
President, CEO, and
Chairman of the Board

Last year I had the opportunity to pen the Shareholders' Letter as the first-year Chairman of your company. (Although as a 30-year employee I felt more than a little familiar with the organization!) We began that effort, as is our custom, with a discussion of underwriting results, written premium growth and expense control. These are the three crucial measures of an insurance company's performance – then, now and in the future.

I wish I could report a seventh straight year of underwriting profit for State Auto Financial. Unfortunately, while the "historical" State Auto book did, in fact, produce a profit, the addition of the Meridian Mutual book, which was merged into State Auto Mutual and thus became part of the State Auto pool, pushed the overall combined ratio of State Auto Financial above 100% for 2001. This was primarily driven by our re-evaluating and increasing the case reserves on many hundreds of previously reported losses of the former Meridian Mutual. This reserve strengthening was compressed into the last six months of the year, but involved claims that occurred as far back as the mid-1990s and prior. Thus, there was a serious, negative distortion of the Meridian results for the last two quarters of 2001, which had an adverse impact on the State Auto pool. None of that is good news, but, if nothing else, we can assure you that the tough work is behind us and that we are moving ahead with the more typical aspects of integrating that operation into State Auto. We remain convinced the Meridian transaction will be a positive step.

Elsewhere in this report you'll see evidence of the marked improvement in our top-line growth. This is a desirable trend and is the result of positive actions we've taken. For example, in 2000 we established a new position in the field called the personal lines sales specialist, which we expanded in earnest in 2001. This was done in recognition of the fact that our commercial lines field presence was enormously effective in generating new, profitable business in that segment, but left us with no one to focus attention on promoting our personal lines products and services. As a consequence, sales of personal lines – and especially profitable private passenger auto – languished. As predicted, the assignment of experienced associates to this new position made all the difference as our agents were updated on our programs and our desire to be a personal lines market of choice. We are once again growing our private passenger segment.

The expense ratio is a function of written premium and costs. As already stated, we enjoyed an outstanding top-line growth year. On the expense side we continued to keep a firm hand on all costs, including new hires. This combination should logically produce an improvement in the statutory expense ratio. However, as displayed on the graph on page 7 in this report, changes to intercompany agreements (described later) caused an uptick for 2001.

Needless to say, no discussion of 2001 can be complete without some mention of the despicable attack of September 11. While your company suffered only two very minor losses (both personal lines), the impact of the event did have short-term consequences on sales and productivity. At the end of the day we are pleased to be a part of an industry that performed so marvelously, just as it has responded to every disaster in the past.

Beyond this, there were two other major events for us at State Auto. While each of these primarily involved State Auto Mutual, your company's parent and majority shareholder, there is no question that they directly affected State Auto Financial. First was the disagreement with the Ohio Department of Insurance (ODI) relating to the January 1, 2000 Management and Operations Agreement, and the fees attendant thereto. Second was the consummation of the merger between State Auto Mutual and Meridian Mutual and State Auto Mutual's acquisition of the Meridian Group.

The dispute with ODI over the fee provisions in the management agreement with State Auto Mutual and other affiliates did have implications for STFC since State Auto Mutual had been obliged to pay certain service fees to a subsidiary of STFC. This fee income provided significant non-insurance revenue to STFC. After exhaustive discussions between the parties, the matter was resolved during the fourth quarter with an October 1, 2001 amendment to the management agreement that eliminated the service fee going forward. Another aspect of the resolution of this disagreement involved an amendment to the State Auto pooling agreement along with a relatively temporary stop loss reinsurance arrangement between State Auto Mutual as the reinsurer and insurer affiliates of STFC as the companies reinsured. The pooling change increased State Auto Financial's portion of the State Auto pool from 53%

to 80%, while the stop loss temporarily softens the impact of adverse losses to the pool that may result from the former Meridian Mutual book or other causes during a 27-month transitional period.

This is a significant development given the historic performance of the companies. To the extent we continue to be resolute and successful in attaining an underwriting profit, the benefit to STFC is magnified by the additional 27 points flowing to your company. Of course, the opposite is equally true. That is, if we do not achieve profitable results, a larger percentage of losses will be attributed to STFC. To a greater extent than ever before, our destiny is in our hands as underwriters and we relish the opportunity.

The Meridian merger, announced on October 25, 2000, was effected June 1, 2001. That event created a insurance company group with more than $1 billion in premium, nearly $1 billion in surplus and $2 billion in assets: the 48th largest property/casualty insurance group in the country! As discussed above and described in more detail elsewhere in this report, we found it necessary to adjust certain Meridian case reserves to a greater extent than we had anticipated. Still, we feel confident the deal was sound for all constituencies. This assessment is magnified every time we visit the Indianapolis campus and meet with those outstanding associates who are clearly excited about the process of creating a profitable segment and convinced of their ultimate success. It is a treat indeed to watch this metamorphosis taking place.

The year 2001 was, like all years past and future, filled with challenges – some unexpected – as well as opportunities. In every case, the talented management team with whom I have the privilege to work systematically addressed these issues, broke them down to their component parts and arrived at solutions that allowed the company to emerge stronger than before. As a result, those three measures of performance on which we remain totally focused – underwriting results, written premium growth and expense control – continue to paint a portrait of a company that is performing not just better than the property/casualty industry, but one that is achieving the lofty objectives we have set for ourselves.

Sincerely,

Robert H. Moone, CPCU
Chairman of the Board
President and Chief Executive Officer

STFC vs Industry **Statutory Combined Ratio**


115.8
108.7
106.9
104.0
106.5
102.6
106.0
99.6
105.0
100.0
101.6
94.1
105.6
97.8
106.4
96.9
110.5
95.5
118.0 EST.
105.2%
Industry
STFC

Industry Source: AM BEST

STFC stock performance (cumulative)


8.00%
6.00
4.00
2.00
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
STFC
S&P 500
S&P P&C Index

Selected Financial Data as of 12/31/01

Market Price	$16.24
52-week high-low range	$17.80 -12.30
2001 basic/diluted earnings per share	$0.53/$0.52
P/E ratio	30.6x
Market capitalization	$632 million
Shares outstanding	38.9 million
Estimated float	12.60 million
Book value/share	$10.28
Price/book value	1.6x
Return on average equity	5.2%
Quarterly dividend	$0.0325
Average daily trading volume	30,416 shares*

**Source: Bloomberg*

Operating Statistics

STFC

Total Assets



$1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
(in millions)
307.0*
445.9
467.7
579.2*
605.4
664.4
717.5*
759.9*
898.1*
1,367.5*
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

* Reflects changes in the pooling arrangement effective January 1 of 1992, 1995, 1998, 1999, 2000 and October 1 of 2001.

Return on Equity STFC vs. Industry



20
15
10
5
0
-5
10.6%
12.0%
11.5%
17.1%
12.7%
16.5%
11.8%
13.0%
5.2%
9.6%
3.6%
9.2%
11.4%
6.3%
9.6%
10.1%
13.0%
9.5%
6.0%
-2.5% EST.
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001
As reported
STFC
Industry

Industry source: A.M. Best

Stockholders' Equity



$450
400
350
300
250
200
150
100
50
0
(in millions)
105.4
174.0 175.9
225.8
247.6
297.3
340.8
317.7
386.1
400.2
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Stockholders' Equity

(Per Common Share Outstanding)



$11
10
8
6
4
2
0
2.98
4.27
4.29
5.48
5.98
7.11
8.11
8.29
10.01
10.28
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001

Stockholders' equity per common share outstanding = Ratio of total stockholders' equity to total number of common stock shares outstanding

Annual Written Premium Growth STFC vs Industry


360
340
320
300
280
260
240
220
200
180
160
140
120
100
345.99
234.20
242.16
215.98
156.74
147.04
142.94
142.7 EST.
108.25
103.97
100.0
132.70
126.43
123.62
121.42
117.95
114.05
110.8
106.10
100.0
1992
1993*
1994
1995*
1996*
1997
1998
1999
2000
2001*

*Includes pooling changes in the pooling arrangement effective January 1 of 1995, 1998, 1999, 2000 and October 1, 2001.

Industry source: A.M. Best

As reported
STFC
Industry

Operating Revenue


179.1* 214.7 252.8 331.7* 342.3 359.9 399.1* 438.3* 457.5* 621.3*
$650
600
550
500
450
400
350
300
250
200
150
100
50
0
(in millions)
18.7
47.4
555.2
20.6
38.9
398.0
12.0
34.3
392.0
10.4
32.5
356.2
8.8
31.1
320.0
8.0
29.8
304.5
6.9
28.4
296.4
5.3
22.2
225.3
2.1
19.0
193.6
16.9
162.2
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

* Reflects changes in the pooling arrangement effective January 1 of 1992, 1995, 1998, 1999, 2000, and October 1 2001.

Earned Premiums
Net Investment Income
Management Services and Other Income

Statutory Loss and Expense Ratio


120%
100
80
60
40
20
0
(in millions)
108.7 104.0 102.6 99.6 100.0 94.1 97.8 96.9 95.5 105.2
33.2 29.4 27.1 31.0 27.3 28.9 29.4 29.5 27.0 27.8
75.5 74.6 75.5 68.6 72.7 65.2 68.4 67.4 68.5 77.4
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Statutory Loss Ratio = Ratio of loss and loss expenses to earned premiums.

Statutory Expense Ratio = Ratio of underwriting expenses to net premiums written

Expense
Loss

Year in Review

STFC

Performance

State Auto Financial Corporation's statutory combined ratio for 2001 was 105.2, ending STFC's incredible string of six straight years of a statutory combined ratio of 100.0 or better. Total operating revenues for the year were $623,287,000, a 34.7% increase over 2000's total. Total net income from operations was $19,300,000, a 56.4% decrease from 2000's total. STFC's total assets as of December 31, 2001, were $1,367,400,000, a 52.3% increase over 2000. Shareholder equity grew 3.7% to $400,200,000. The impressive growth and the uncharacteristically unimpressive underwriting results were largely attributable to one development: the acquisition of Meridian Mutual Insurance Company ("Meridian"). Despite Meridian's severe loss ratio problems in 2001 – that were exacerbated by our addressing prior years claims reserve deficiencies – we remain convinced the acquisition will benefit shareholders. This confidence is enhanced by substantially improved performance of the Meridian book early in 2002.

The company's underwriting results, absent the Meridian business, were excellent. STFC is enjoying the best opportunity in a decade to select and write new business in both commercial and personal lines. After many years of industry price slashing that sometimes defied reason, the commercial markets hardened considerably and the competition had to "come back" to those companies, like STFC, that had maintained responsible pricing. In the latter half of 2001 we recorded double-digit growth in commercial lines and did so without compromising our stringent underwriting standards. As was the case in 2001, we will continue in 2002 to pursue increases in the effective rate per exposure on new and renewal business.

On the personal lines front we grew throughout 2001, reversing a two-year period of stagnation. Market conditions and the efforts of those in the new personal lines sales specialist positions (see page 10) were the keys to our success. STFC's personal auto products continue to generate solid profits, so growth in the personal lines portfolio cannot be understated when evaluating its effect on our overall performance as a company. The homeowners line, however, is still a problem for the industry and us. Our focus on homeowners results culminated in the creation of a new homeowners program called Options that is being introduced in 2002. It offers broad coverages and we believe is priced responsibly.

Products

Commercial lines products produce nearly 50% of all STFC premium dollars. Ten years ago, that percentage was closer to 30. Our rapid growth in commercial lines is the result of superior service and our emphasis on field underwriting. We've also become an industry leader in commercial product development. In March 2001 we unveiled the BusinessOwners' Choice™ package policy. "Strong coverage, flexible coverage and easy to use" were the three primary objectives behind this product, which is perhaps the most innovative businessowners' policy in the industry today. In addition to more traditional means of customizing property and liability protection, agents and their clients can build a discounted coverage package, uniquely tailored to the customer's needs, through the "Your Choice" option. This unprecedented feature offers agents and their business customers the ability to select a total limit for coverage "extras" and then build up to that limit from over two dozen coverage options.

Not only is coverage flexibility accomplished through this new packaging technique, we've expanded the number of optional coverages to roughly three times the options offered in our soon-to-be obsolete Series One Businessowners Policy. As a result, our agents can offer their business clients stronger, more flexible insurance protection than before. While we are proud of offering greater coverage strength and flexibility, we were also pleased to provide greater clarity for our policyholders by listing more detailed coverage information on the "declarations page." Traditionally, this policy document has provided only a high-level summary of policy coverages. The BusinessOwners' Choice™, however, itemizes virtually all policy coverages, making it easier for policyholders to identify their own protection plan. We also believe that equipping our insureds with these innovative declarations pages will make it more difficult for competitors to sell against our product, resulting in stronger account retention and premium growth.

On top of this product development, we dramatically improved our transaction or processing efficiency for commercial lines. Our agents now have the ability to quote and submit businessowners policies over the Internet. Producers and customer service representatives can enter basic policy data for quoting purposes and, subsequently, more detailed information to complete policy issuance. Not only does this feature result in greater efficiency for our agents, it produces greater accuracy - and thus greater efficiency - for the company as policy details do not have to be re-entered into our policy issuance system.

Another significant commercial lines innovation saw us add 12 new coverages and bolster the limits in eight others found in our Preferred Business Package (PBP) Plus endorsement. The PBP has always been a popular and important part of our commercial product line. The Plus endorsement, which now comprises over 30 coverages, should make the PBP even more attractive to the consumer. As is our practice, we have priced the PBP Plus to ensure that we capture a premium commensurate with the risk.

On the **personal lines** side, we concentrated on process in 2001. In all but a few states we have implemented two new discount levels for homeowners business based on the applicant's insurance credit score. The remaining states will be rolled out in early 2002. We also applied credit scoring to our new non-standard auto business through a program called Blue Chip. Insurance credit scoring is attractive to underwriters because it allows them to request a premium that is commensurate with the risk they are assuming. In our opinion, it is the most accurate underwriting risk evaluation and selection tool available today. Contrary to the speculation of some self-appointed "consumer advocates," the use of credit scoring has allowed us to broaden the scope of underwriting acceptability and lowered the price for the majority of our new business customers. Nevertheless, use of this new tool has been nearly revenue neutral in that it allows us to charge a more adequate rate for more loss-prone drivers.

Beginning in 1996, State Auto began concentrating its personal lines marketing efforts on the Baby Boomer generation. The result was a package of discounts and coverages on auto and homes that we called Prime of Life. Originally aimed at the 50 and over market segment, it was expanded in 2001 to include the 45-49 age group. This has been a very profitable market for us. The graph below demonstrates our success in growing this book of business.

--continued on page 10



STFC Chairman and CEO Robert H. Moone (second from left) is flanked by the company's senior vice presidents: left to right, Mark Blackburn, director-insurance operations; Steve Johnston, treasurer and chief financial officer; and John Lowther, secretary and general counsel.

Prime of Life Renewal Percentage


Auto renewal
Home renewal
50.0%
40.0%
30.0%
20.0%
10.0%
0
1996
1997
1998
1999
2000
2001

--continued from page 9

Sales and Sales-Related Activities

The impressive revenue growth we enjoyed in 2001 is largely attributable to the Meridian Mutual merger. But it is important to point out that what we call internal or "organic" growth for all companies managed and owned by STFC was up 8.3% or $80 million for the year. Even without the Meridian acquisition, this would have been our biggest growth year in history, including other acquisition years (Milbank in 1993, Midwest in 1997 and Farmers Casualty in 1999). Total written premium, including the Meridian acquisition, increased 42.9%, or $172.2 million.

We recognize that much of the growth in our business has to come from new agents, so appointing new agencies - well-managed, consumer-oriented, highly professional agencies - is always an important annual goal for STFC and State Auto. For 2001, we set an objective to appoint 108 new agencies. We reached that number by July and kept going. By year end, we had appointed 156. Our ability to attract quality agents has much to do with our history of stability. In turbulent times, we are especially attractive to agents who are looking for a company that can consistently provide competitive, open markets. Offering this advantage to independent agents can only arise from profitable underwriting operations.

The companies' PaceSetter Program for new producers celebrated its fifth year and tenth class in September 2001. PaceSetter has produced in excess of $10 million in written premium for State Auto during its brief history, and has recently garnered national attention within the industry as a highly successful sales and technical training process.



John Petrucci, vice president, sales, is convinced that the efforts of Elaine Logsdon, left, and Judy Snyder, right, and the 14 other personal lines sales specialists appointed since 2000, have a great deal to do with STFC's return to personal lines growth.

Getting personal again

In the beginning, State Auto was first and foremost a personal lines company. Auto and home. Through the decade of the 80's, almost 70% of our business was derived from personal lines. But we wanted to diversify. The commercial side of our business had great profit and growth potential. "In the early 90's," notes Sales VP John Petrucci, "we committed to a new way, something around here we call, 'Reorg.' We removed our field rep, the person whose job was to assist the agent in all things insurance, and we replaced him or her with a senior commercial lines specialist, someone devoted entirely to commercial lines who had the ability and accountability to quote business in the field. It had a huge impact.... in different ways on both lines."

The senior commercial lines specialist had much to do with State Auto's ability to grow its commercial business five times faster than the industry over the decade of the 90's. But we began to see negative numbers on the personal lines side. "So we decided to devote the same expertise and energy to personal lines," said Petrucci. "In 2000 we created the personal lines sales specialist (PLSS) position, and by the end of the second quarter of 2001, we had 5 PLSSs in five different branches. We ended the first half of the year with personal lines growth in only five branches...the same five that had a PLSS in place." The company appointed 11 more PLSSs before the year was out, and another class of five has just finished its training. "The production we've been able to generate over the last 12 months in personal lines is amazing." Petrucci admits the hardening market has helped, but the biggest reason, he says, is that "we brought the personal back to personal lines."

Judy Snyder, the seventh senior sales specialist appointed, thinks the PLSS has inspired agents to refocus their staffs on marketing and retaining personal lines business, which in most agencies remains the biggest portion of their books, hence the major source of their income. "Agents tell us that no other company's representatives are taking such an active role in helping them market personal lines. Being in the field, we also get a better understanding of what the competition is doing and what the marketplace wants. We are able to feed valuable, current information right into the company's all-important rate review process."

"We've made a big difference in another important way," says Elaine Logsdon, a fellow member of the groundbreaking group of sixteen. "We have reinforced to our agents, particularly our agency principals, that profitable personal lines growth is mutually beneficial to the agency and the company. We promote front line underwriting, we train and coach their staffs, show them how to increase revenue from existing clients, how to increase retention, and how to maximize the use of technology to manage their agencies and their PL portfolios. We assist them with marketing campaigns, book rollover programs...I even get to introduce incentives to attract new business."

And what's the reward for all this hard work. "They really enjoy what they're doing," smiles Petrucci. "And they have to love reading those monthly sales graphs that keep heading north by northeast."

Last year we created a new position called the personal lines sales specialist. The associates assigned to this new role are dedicated to promoting our personal lines products to our agents through education, technical assistance and sales assistance. By year-end, the position's ranks had grown from five to 16. All of these specialists played a major role in our positive personal lines growth in 2001 - the first year of true market share growth in the profitable personal auto segment in almost five years. The program will continue to expand in 2002.

Information Technology

We continue to increase the number of agencies that interact with State Auto electronically. Our agent extranet, AgentSite, was greatly expanded in 2001 to include software downloads, marketing information and online rating and submission of our new businessowners product, BusinessOwners' Choice™. As a result, more than 4,400 agents, representing over 1,600 agencies, are now registered users on the site.

Our BusinessOwners' Choice™ policy breaks new ground for State Auto, becoming our first product to offer rating over the Internet. It allows our agency partners to rate a policy, print a proposal for the client, print a completed application and submit the policy to our processing system over the Internet. Although not yet available in all State Auto operating states, hundreds of agencies are now using the system daily.

Another innovation in 2001 was providing our agents the ability to order certain personal lines reports online, using our ExSell® desktop rating software and an Internet connection. By the end of 2001, more than 1,000 such real-time orders were taking place each workday, increasing the ease of doing business with State Auto and contributing to enhanced agent satisfaction.

We continue to pursue greater download and upload of personal lines business with our agency partners. As of December 31, 2001, we provided download to 1,377 agencies, and uploaded with 822. Further increases are expected in 2002, as former Meridian agencies begin writing business on State Auto systems. Internet-based personal lines rating and submission are also planned in 2002.

A major focus of attention in 2001 was planning the integration of Meridian and State Auto processing systems. We anticipate running both Indianapolis and Columbus systems on one mainframe, in Columbus, by June 2002. The automated conversion of business to State Auto's rates, rules and forms is planned to begin, on a state-by-state basis, this summer.

Maintaining critical information electronically, in one place, continues to be a key objective. Our GAIN system, a networked database that contains all the information for our agency partners, provides critical security for our AgentSite extranet. In 2001 we began to backfeed our other legacy processing systems with information contained in GAIN, a particular benefit as we faced the challenge of adding 1,600 former Meridian agencies.

Similarly, our Mobius document archive provides quick desktop access to all policy forms, billing information, scanned documents and even emails and faxes, making us "paperless" in all major lines. An interactive voice response system implemented in 2001 now gives agents and policyholders up-to-date information on payment status, 24 hours a day, from our billing system.

--continued on page 12


Credit Card USA
123456
John Doe 01/00 01/01/01

Giving credit where credit is due

If the industry has a hot button for 2002, it's likely to be insurance credit scoring, a newer and preferred method for many insurers to underwrite personal lines risks, both auto and homeowners.

One of our basic tenets as a responsible insurance company is to match price to risk. We believe that subsidy should be minimized, and equity maximized. While traditional underwriting criteria have allowed us to achieve this to a degree, insurance bureau (credit) scoring enables us to fine tune the process. We accomplish this through both underwriting and rating with insurance bureau scores. We began using insurance credit scores in our underwriting late in 1999. Using credit as a rating tool began early in 2001. We can report that, as a result of using this supplementary tool, a majority of our customers enjoyed premium discounts. Some, of course, saw higher premiums. That's what happens when you price a product individually, based on the risk you're assuming.

Most property-casualty insurance companies strive to obtain adequate premiums to cover expected losses. We believe that's the only way to run an insurance company. State Auto will continue to price its products such that, through careful expense management and intelligent risk selection, we will be able to make an underwriting profit. We can achieve these pricing levels using traditional underwriting tools, with or without credit scoring in the mix. "With," however, would appear to be the fairest approach for consumers and the most accurate approach for companies.

--continued from page 11

Claims

It may be stating the obvious, but people buy insurance to provide protection for themselves in the event of a covered loss. An insurance company proves its value when such a loss occurs. Providing excellent claims service was a founding principle of State Auto and remains a proud tradition. We are constantly working to exceed our already high standards for providing the best claims service possible.

Our Contact Center makes it easier for agents or insureds to report their losses to us. They can do this anytime of the day or night. Our Central Claims Department (CCD) provides an effective way for us to handle the numerous smaller, less complicated claims we receive. The expanded hours of the CCD means our claims handling services are available when our agents and insureds need us. This frees up the more experienced claims personnel who are spread throughout our operating area, close to agents and insureds, to handle the more complicated and larger claims.

During 2001, we began the process of bringing our new partners in Indianapolis into the State Auto claims handling tradition. We have introduced them to our practices and procedures. They will be receiving training on State Auto systems. We are coordinating our efforts and consolidating services and vendors to enhance service while improving efficiency and economy.

Additionally, during 2001, we expanded our automated claims handling system to our Eastern, Cincinnati and Des Moines offices. This means all branch and regional offices (with the exception of Indianapolis) now have automated claims handling capacity. This system will be introduced to Indianapolis in 2002.

The CCD: central to our claims success

In October 1998, State Auto decided to fix something that wasn't broken. Long known as a company that provided exceptional claims service, we knew, nonetheless, that we could improve in certain areas. We wanted to get to our insureds quicker when they needed claims help, we wanted to process claims faster, and we wanted to lower our costs associated with handling claims. And we had to accomplish these objectives without diminishing in any way the quality of our claims service.

There are some claims in our business that are relatively easy to adjust and there are others that can take years and require experts, attorneys and all the king's horses and all the king's men. Asking the same person to juggle a complex arson case and a disputed bodily injury file while processing cracked windshield and dented fender claims defies any work management system. It became obvious that specialization, automation and better work flow supervision were the keys to achieving faster, more cost effective claims service. Less complicated claims could be processed quickly and accurately by a unit or units specially trained to handle them. We created the Central Claims Department (CCD).

"Regional workloads typically fluctuate, at times significantly," says John Heffernan, director of the CCD. "On any given day it's a safe bet to assume that some adjusters in the field are really busy while a few are not busy at all. Centralization allows us to level the workload. And the volume of less complicated claims is fairly predictable, so we can staff accordingly and utilize our resources more efficiently." Heffernan adds that one of the earliest concerns about creating a CCD involved the whole issue of decentralization. "Conventional wisdom says that if you live in Bowling Green, Ohio, or Bowling Green, Kentucky, you want your insurance company to have a claim rep 'down the street.' But here's what we've learned. When people have a claim, they want someone to help them now. They want to get back on the road, or the roof repaired as quickly as possible. How that happens or where the help comes from is not important. We work closely with our associates in the regional and service offices located throughout our operating states. If



Randy Saunders, Claim Services Specialist III, and his supervisor, Pam Wilson, are members of the Central Claims Department, located in the Columbus home office.

the customer is best served locally, that's how the loss is handled. State Auto is proud of its strong claims presence in the field, and that's not going to change."

Claims arrive at the CCD through several avenues: the Internet (through www.stateauto.com); e-mail; the phone; the fax; and even paper. They are sent by agents, insureds and our own field people. The claims are distributed to five CCD units located in the Columbus home office. While the Contact Center is available 24x7 to accept loss reports, work hours in CCD are staggered to provide our customers the convenience to be able to contact their claim handler outside the normal workday hours. Heffernan sees the day when the CCD may expand to other locations. "As we continue to grow this operation, we may decide that it makes sense to duplicate this function in other parts of the country. This would make sense both in terms of system redundancy and consistent coverage countrywide."

In 2000, State Auto's Central Claims Department handled 15.6% of all claims closed, countrywide. In 2001, that percentage grew to 20.5%. No one is yet sure what the maximum caseload can be for CCD. "Technology, training and recruiting are the keys," explained Heffernan. "We already know that more than 70% of the claims we see as a company are resolved for less than $5,000. A significant majority of those could be processed, per our high standards, through a central operation. Will we ever get there? I don't know. We won't go anywhere unless it means our service remains second to none."

The Stock

STFC reached a milestone in 2001: ten years as a public company. By all measures, STFC has proved an excellent choice for long-term investors. The stock's price has risen from an IPO price of $2.25 per share, split adjusted, to a year-end 2001 price of $16.24. This is a total return of 622%, an average annual return of 21% for the period.

Of course, like any investment, there are fluctuations in value. In 2001, the total return to investors for STFC was minus 8.4%. The table below highlights the company's average annual return compared to the Standard and Poor's (S&P 500 Index) and the S&P Property and Casualty Index for one year, three years and ten years ending 12-31-01.

STFC has an ongoing investor relations program designed to provide information to all investors, both individual and institutional. This program includes presentations at investor conferences, quarterly conference calls to discuss earnings per share releases and hosting investor education and information sessions in the Columbus home office. In November 2001, STFC conducted an all-day Investor Forum where analysts and investors were able to meet and discuss corporate strategies with the company's senior management.

All of these presentations – quarterly conference calls included – were and will continue to be Web cast. Most STFC Web casts are archived for 30 to 90 days, depending on the event, and may be accessed at the companies' Web sites, www.stfc.com and www.stateauto.com.

In March of 2002, the Board of Directors of STFC authorized the repurchase of up to 1 million shares of STFC common stock over a period extending to and through December 31, 2003. This should be interpreted as a sign that the company considers its own stock an excellent value on today's market. And the first quarter of 2002 marked the 43rd straight quarter that STFC has paid a dividend – every quarter of its existence.

	One Year	Three Years	Ten Years
STFC	-8.4%	10.49%	21.21%
S&P 500 Index	-11.79%	-1.03%	12.78%
S&P P&C Index	-7.64%	2.08%	10.48%



Cumulative Total
Shareholder Return*
$900
800
700
600
500
400
300
200
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
*Value of $100 invested
June 28, 1991 including
reinvested dividends.



Asset Distribution
Accrued Income
and Misc. Assets
14.5%
Cash and
Cash Equivalents
2.2%
Stocks
4.4%
Bonds
78.9%



Bond Portfolio
U.S. Governments
7.0%
U.S. Government
Agencies
3.7%
Investment Grade
Corporates
and
Municipals
89.3%

Meridian:



a famous name, a strong history, a great addition

Since the establishment of State Auto Financial Corporation in 1991, the State Auto Group has considered acquisition to be an important part of its growth strategy. State Auto Mutual purchased Milbank Insurance Company in 1993; in July 1998, STFC acquired Milbank through a stock exchange. State Auto Mutual purchased Midwest Security Insurance Company in 1997. STFC purchased Farmers Casualty Insurance Company in 1999. On June 1, 2001, State Automobile Mutual Insurance Company merged with Meridian Mutual Insurance Company. The Meridian Group was structured similarly to the State Auto Group. The parent, Meridian Mutual, owned 48% of the outstanding shares of the publicly traded Meridan Insurance Group, Inc. (MIGI). At the time of closing, State Auto Mutual already owned 9% of the MIGI shares. Concurrent with the merger of the mutual parents, the surviving mutual, State Auto Mutual, aquired the remaining 43% shares of MIGI. This was by far the largest acquisition in State Auto's history, surpassing by three times the combined Milbank, Midwest and Farmers acquisitions.

On July 1, 2001, the Meridian business entered the State Auto pool, 53% of which was apportioned to State Auto Financial Corporation-held companies. In October 2001, State Auto Mutual resolved its disagreement with the Ohio Department of Insurance regarding the service fee under the management agreement. The resolution included the three following elements, each of which was approved effective October 1, 2001.

- Eliminate the operations management fee paid by Mutual to STFC.
- Increase STFC's share of the State Auto pool from 53% to 80%.
- Establish a stop loss reinsurance program between Mutual and certain of STFC's subsidiaries.

As a result of these changes, STFC's year-end 2001 results saw net written premiums increase to $726.8 million and invested assets increase to $1.1 billion. STFC has nearly doubled in size in one year. We have also given up the relatively consistent insurance management fee income for the opportunity to achieve higher earnings from a significantly larger book of business and higher pooling percentage.

The stop loss reinsurance agreement between State Auto Mutual and STFC, effective October 1, 2001, smoothes the volatility inherent with the significant premium volume increase resulting from STFC assuming 80% of the State Auto pool. The stop loss reinsurance treaty works as follows: If the State Auto pool produces a loss ratio from 70.75% to 80%, then State Auto Mutual will assume 27% of the losses exceeding 70.75% up to 80%. If the State Auto pool produces profit with a loss ratio 60.00% to 69.25%, then the STFC companies will pay State Auto Mutual 27% of the profit. The stop loss reinsurance contract will remain in force for nine quarters (until 12/31/03). STFC's loss ratio for the fourth quarter 2001 exceeded 80% and STFC recovered $6.2 million from State Auto Mutual, per this reinsurance agreement.

The integration of Meridian and State Auto is challenging, rewarding and proceeding well. Meridian business has historically produced results more like the industry's loss experience than the State Auto book, and strong underwriting results are the hallmark of State Auto. The Meridian book has already undergone a dramatic improvement through the strengthening of the claims case reserves and the termination of certain loss-prone programs. Combined Meridian and State Auto claims personnel reviewed nearly 14,000 open claims during the last six months of 2001 and added approximately $36 million to reserves. While this was a painful exercise, addressing the situation in the first year of the acquisition positions STFC to enter 2002 with a strong balance sheet and income statement.

Meridian also discontinued the Group Advantage® program, which allowed shoppers at Sam's Clubs to buy auto and homeowners insurance at in-store kiosks. Group Advantage® had great sales but very poor loss experience, producing a loss ratio of 140.5% for 2000 and 458.0% for 2001. At year-end 2000 there were roughly 15,000 Group Advantage® policies in force. At year-end 2001 there were approximately 800 Group Advantage® policies in force and these policies are expected to be non-renewed during 2002.

Meridian's non-standard auto product, called Acclaim, also produced significant underwriting losses. An integration plan is currently in place that will move processing of all Acclaim business to State Auto National, State Auto's non-standard company processing platform. More importantly, all new non-standard business will be issued by State Auto National. The National system features "point-of-sale" underwriting including credit scoring. Agents can obtain a prospective customer's accident history and credit information when the customer applies for a policy, allowing the agent to give the customer a timely and accurate rate quote in the agent's office. Through February of 2002, six of the 12 states that had Meridian Acclaim business have been moved to the State Auto National platform and the remaining six states will have migrated to State Auto National by the end of 2002.

Work is also well under way to improve the Meridian commercial book. State Auto has a practice of reviewing the rate level for each line of business in each operating state every year. Applying this same practice, as well as adjusting discretionary pricing variables, to the Meridian commercial book produced a 17% increase on the book's rate per insured exposure during the fourth quarter of 2001.

We can't pretend that we are not excited that the State Auto Insurance Companies have become, with the addition of the Meridian companies, a $1 billion-plus insurance group. Certainly, there are advantages to growing larger if that growth is intelligently managed. But the State Auto-Meridan integration is about more than numbers. It's about people and philosophies and opportunities. The Meridian companies have added a wealth of talent to an already impressive employee group. The Meridan name has opened markets that were previously hard to penetrate. The Meridian products have expanded our portfolios and made us that much more attractive to consumers and agents. Undoubtedly, the Meridian Mutual merger enhances the future prospects of State Auto and STFC.



Bordering on the sublime

In many cases, it's a narrow border crossing for former Meridian agencies now being integrated into the State Auto family. That border is practically non-existent for agent Jerry Dils, principal of the RMD/Patti Agency in Richmond, Ind. A successful Meridian agent since 1994, Dils is looking forward to the affiliation and creating a presence for State Auto in his community.

Dils is standing in front of his former high school in College Corner, half of which is in Ohio, the other half in Indiana. Though straddling the two states, the agency principal is undivided in his outlook toward the future, and the expanding opportunities for his $21-million, two-location enterprise.

"We're looking forward to our 'merger,' and feel very positive about the future," he said. An insurance industry veteran of nearly 40 years, Dils shares responsibility for his agency with Vice President Tim Vanderpool and Secretary/Treasurer Rick Niersbach, and 37 other associates.

Directors and senior officers

STFC

Directors



Robert H. Moone, 58
President and CEO,
Chairman of the Board



Paul W. Huesman, 66
President, Huesman-Schmid
Insurance Agency, Inc.



Ramon L. Humke, 69
President & COO of
Indianapolis Power and Light



David J. D'Antoni, 57
Senior Vice President
Ashland, Inc.



William J. Lhota, 62
Executive Vice President
American Electric Power



George R. Manser, 71
Retired Director of Corporate
Finance, Uniglobe Travel USA



Urlin G. Harris, 65
Retired Executive Vice
President and Treasurer



John R. Lowther, 51
Senior Vice President,
Secretary and General Counsel



Richard K. Smith, 56
Retired Partner
KPMG LLP

Senior Officers



Robert H. Moone, 58
President and CEO, Chairman of the Board



Steve I. Hazelbaker, 46
Vice President



Terrence P. Higerd, 57
Vice President



Cathy B. Miley, 52
Vice President



Steven J. Johnston, 42
Senior Vice President, Treasurer and CFO



Terrence L. Bowshier, 49
Vice President



Noreen W. Johnson, 53
Vice President



Richard C. Miley, 48
Vice President



John R. Lowther, 51
Senior Vice President, Secretary and General Counsel



James E. Duemey, 55
Vice President and Investment Officer



Robert A. Lett, 62
Vice President



John M. Petrucci, 43
Vice President



Mark Blackburn, 50
Senior Vice President



William D. Hansen, 36
Vice President



John B. Melvin, 52
Vice President



Cynthia A. Powell, 41
Vice President

STATE AUTO FINANCIAL CORPORATION AND SUBSIDIARIES
(a majority-owned subsidiary of State Automobile Mutual Insurance Company)

2001 Financial Information

STFC

State Auto Financial Corporation

Contents

STATE AUTO FINANCIAL CORPORATION AND SUBSIDIARIES
(a majority-owned subsidiary of State Automobile Mutual Insurance Company)

Selected Consolidated Financial Data

		Year ended December 31							
		2001*	2000*	1999*	1998*	1997	1996	1995*	1994
Statements of Income Data:		*(Dollars in thousands, except per share data)*							
Earned premiums	$	555,207	397,967	392,058	356,210	320,050	304,472	296,364	225,297
Net investment income	$	47,375	38,915	34,262	32,506	31,107	29,863	28,461	22,189
Management services income	$	15,586	17,594	8,727	7,945	7,367	6,774	6,377	5,170
Net realized gains on investments	$	1,962	5,255	2,555	2,925	3,043	2,788	1,758	1,595
Other income	$	3,142	3,043	3,269	2,473	1,409	1,200	525	147
Total revenues	$	623,272	462,774	440,871	402,059	362,976	345,097	333,485	254,398
Income before federal income taxes	$	17,976	61,444	56,985	49,605	56,638	34,792	40,953	20,294
Net income	$	20,615	47,714	42,816	37,497	40,998	26,407	29,894	15,835
Earnings per common share[(1)(2)]:									
Basic	$	0.53	1.24	1.05	0.89	0.99	0.64	0.73	0.39
Diluted	$	0.52	1.21	1.03	0.87	0.97	0.63	0.72	0.39
Cash dividends per common share[(1)]	$	0.13	0.12	0.11	0.10	0.09	0.08	0.07	0.06
Balance Sheet Data at Year End:									
Total investments	$	1,138,656	750,870	627,305	579,966	526,363	499,277	479,908	350,639
Total assets	$	1,367,496	898,106	759,945	717,520	664,384	605,385	579,194	487,282
Note payable to affiliate	$	45,500	45,500	45,500	—	—	—	—	—
Total stockholders' equity	$	400,193	386,059	317,687	340,824	297,258	247,619	225,763	175,852
Book value per common share[(1)]	$	10.28	10.01	8.29	8.11	7.11	5.98	5.48	4.29
Statutory Ratios:									
Loss ratio		77.4	68.5	67.4	68.4	65.2	72.7	68.6	75.4
Expense ratio		27.8	27.0	29.5	29.4	28.9	27.3	31.0	28.2
Combined ratio		105.2	95.5	96.9	97.8	94.1	100.0	99.6	103.6
Industry combined ratio[(3)]		118.0	110.5	107.7	105.6	101.6	105.8	106.5	108.5
Ratio of net premiums written to statutory capital and surplus		1.81	1.32	1.47	1.63	1.71	1.91	2.12	1.77

(1) Adjusted for a July 1998 2-for-1 common stock split as well as a July 1996 3-for-2 common stock split effected in the form of a stock dividend.
(2) The earnings per share amounts prior to 1997 have been restated as required to comply with SFAS No. 128.
(3) Preliminary industry information for 2001 from A.M. Best.

* Reflects change in Pooling Arrangement, effective October 1, 2001, January 1, 2000, 1999, 1998 and 1995.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

State Auto Financial Corporation ("State Auto Financial"), through its principal insurance subsidiaries, State Auto Property and Casualty Insurance Company ("State Auto P&C"), Milbank Insurance Company ("Milbank"), Farmers Casualty Insurance Company ("Farmers Casualty") and State Auto Insurance Company ("SAIC"), provides personal and commercial insurance for the standard insurance market primarily in the central and eastern United States, excluding New York, New Jersey, and the New England states. Their principal lines of business include personal and commercial auto, homeowners, commercial multi-peril, workers' compensation, general liability and fire insurance. State Auto National Insurance Company ("National") and Mid-Plains Insurance Company ("Mid-Plains") write personal automobile insurance for risks in the nonstandard insurance market. State Auto P&C, Milbank, Farmers Casualty, SAIC, National and Mid-Plains products are marketed through independent agents. State Auto Financial is a majority-owned subsidiary of State Automobile Mutual Insurance Company ("Mutual"), an Ohio domiciled property and casualty insurer. State Auto Financial and its subsidiaries are referred to collectively herein as the "Company."

Through State Auto P&C, the Company provides management and operations services under the Midwest Management Agreement (as defined below), the Farmers Casualty Management Agreement (as defined below) and the Mutual Management Agreement (as defined below) each effective as of January 1, 2000 (collectively the "2000 Management Agreement"), for insurance and noninsurance affiliates. As of January 1, 2000, all individuals providing services to any of the State Auto Companies who were not already employees of State Auto P&C became employees of State Auto P&C. Under the 2000 Management Agreement, State Auto P&C through its employees, is responsible for performing all organizational, operational, and management functions for each of the managed companies. For its performance of these services, State Auto P&C was paid quarterly a management and operations services fee based on formulas outlined in the 2000 Management Agreement. This fee from a managed company would be withheld if a managed company's performance did not meet performance criteria set forth in the 2000 Management Agreement. In early 2001, the Ohio Department of Insurance (the "ODI") requested that Mutual file an analysis with the ODI on a quarterly basis, starting with the quarter beginning January 1, 2001, that justified the apportionment of the service fee paid by Mutual to State Auto P&C under the Mutual Management Agreement under accounting guidance outlined in Statement of Statutory Accounting Principles No. 70 – Allocation of Expenses ("SSAP No. 70"). The Company believed its accounting for such service fee was consistent with all statutory accounting principals. On October 24, 2001, the board of directors of the Company and Mutual and special independent committees thereof approved a resolution of the disagreement between the Company and the ODI regarding the service fee paid by Mutual to State Auto P&C. The disagreement with ODI was resolved and ODI expressly did not take issue with Mutual's payment of the service fee for the first three quarters of 2001, which amounted to $12.5 million, pre-tax, nor with Mutual's accounting for the service fee in each of those quarters. The ODI also approved regulatory filings, effective October 1, 2001, implementing a revised Mutual Management Agreement, changing the Pooled Subsidiaries (defined below) pooling participation percentages and implementing a stop loss reinsurance arrangement.

Effective October 1, 2001, the Mutual Management Agreement was amended to eliminate the management and operations service fee charged by State Auto P&C to participants to the agreement, including Mutual. The Mutual Management Agreement continues to allocate costs and apportion those costs among the parties to the agreement in accordance with terms outlined therein. As a result of the loss of the management and operations services income under the Mutual Management Agreement, substantially all of State Auto P&C's services income has been eliminated effective October 1, 2001. Consequently, beginning with the first quarter 2002, the management and operations services segment will be included in the other category for segment reporting as the results of this segment will no longer meet the quantitative thresholds for separate presentation as a reportable segment. See "Reportable Segments" included herein and footnote 14 regarding the Company's operating segments included in the consolidated financial statements of the Company.

As noted above, as part of the resolution of the service fee disagreement with ODI, ODI approved an amendment to the Pooling Arrangement (defined below) in which the Pooled Subsidiaries aggregate participation was increased from 53% to 80% effective

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

October 1, 2001. In conjunction with this change in pool participation, the Pooled Subsidiaries received cash of $2.2 million and fixed maturities totaling $236.3 million from Mutual, which related to the additional net insurance liabilities assumed by the Pooled Subsidiaries on October 1, 2001. Additionally, for the period October 1, 2001 through December 31, 2003, Mutual entered into a stop loss reinsurance arrangement (the "Stop Loss") with the Pooled Subsidiaries. Under the Stop Loss, Mutual has agreed to participate in the Pooling Arrangement's quarterly underwriting losses and gains in the manner described. If the Pooling Arrangement's statutory loss and loss adjustment expense ratio (the "loss ratio") is between 70.75% and 80.00% (after the application of all available reinsurance), Mutual will reinsure the Pooled Subsidiaries 27% of the Pooling Arrangement's losses in excess of a loss ratio of 70.75% up to 80.00%. The Pooled Subsidiaries would be responsible for their share of the Pooling Arrangement's losses over the 80.00% threshold. Also, Mutual will have the right to participate in the profits of the Pooling Arrangement. Mutual will assume 27% of the Pooling Arrangement's underwriting profits attributable to loss ratios less than 69.25%, but more than 59.99%.

The Midwest Management Agreement and the Farmers Casualty Management agreement were not affected by the disagreement with the ODI or its resolution.

Pursuant to the 2000 Management Agreement, in 2000, the Company received cash of $28.1 million equal to the net pension and post-retirement plan benefit liabilities assumed relating to the above described transfer of those individuals who were employees of Mutual as of December 31, 1999. Prior to January 1, 2000, State Auto P&C provided only executive management services to all insurance affiliates.

The Midwest Management Agreement is a management agreement under which State Auto P&C provides management and operations services to Midwest Security Insurance Company, a Wisconsin domiciled, wholly owned subsidiary of Mutual ("Midwest Security"). The Farmers Casualty Management Agreement is a management agreement under which State Auto P&C provides management and operations services to Farmers Casualty and Mid-Plains. The Mutual Management Agreement is a management agreement under which State Auto P&C provides management and operations services to Mutual, Milbank, National and SAIC, and other non-insurance affiliates.

In 1998, State Auto Financial acquired all of the outstanding shares of Milbank from Mutual pursuant to the Option Agreement dated August 1993. The purchase price of Milbank was approximately $81.9 million. The transaction was effected through an exchange with Mutual of approximately 5.1 million State Auto Financial common shares for all the issued and outstanding capital stock of Milbank. This exchange of Milbank shares for State Auto Financial common shares increased Mutual's ownership of State Auto Financial to approximately 70% of its issued and outstanding shares. Since the transaction was a combination of entities under common control, it has been accounted for similar to a pooling of interests.

In August 1998, State Auto Financial purchased $9.0 million of surplus notes from Farmers Casualty Company Mutual ("FCCM"), an Iowa domiciled property casualty insurer for the standard insurance market. In 1998, a plan to convert FCCM into a stock insurance company was approved by the board of FCCM, its policyholders and the Iowa Division of Insurance. The plan of conversion provided that State Auto Financial, in exchange for the redemption of the surplus notes, would acquire the newly issued shares of Farmers Casualty. Effective January 1, 1999, FCCM, renamed Farmers Casualty Insurance Company, became a wholly-owned subsidiary of State Auto Financial. In addition, Farmers Casualty owns 100% of the outstanding shares of Mid-Plains, an Iowa domiciled property casualty insurer, which principally writes non-standard auto insurance.

SAIC was formed in 1999 to engage in the business of providing standard personal insurance to its policyholders through the use of leading edge technology within the independent agency system. Effective January 1, 2000, SAIC became licensed as a property and casualty insurer and began operating in the state of Ohio.

Through Stateco Financial Services, Inc. ("Stateco"), a wholly-owned subsidiary, the Company provides investment management services to affiliated companies and also provides insurance premium finance services to commercial policyholders of State Auto P&C, Milbank and Mutual.

Through Strategic Insurance Software, Inc. (S.I.S.),

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

a wholly-owned subsidiary, the Company develops and sells software for the processing of insurance transactions, database management systems for insurance agents and electronic interfacing of information between insurance companies and agents. S.I.S. sells its services and products to affiliated companies and their agents and markets similar services and products to nonaffiliated insurers and their agencies.

518 Property Management and Leasing, LLC (518 PML), an Ohio limited liability company, is engaged in the business of owning and leasing real and personal property to affiliated companies. The members of 518 PML are State Auto P&C and Stateco.

State Auto P&C, Milbank, Farmers Casualty and SAIC (the "Pooled Subsidiaries"), State Auto Financial's companies comprising the standard insurance segment, participate in a quota share reinsurance pooling arrangement (the "Pooling Arrangement") with Mutual. The Pooling Arrangement provides that the Pooled Subsidiaries cede to Mutual all of their insurance business and assume from Mutual an amount equal to their respective participation percentages as outlined in the Pooling Arrangement. Effective January 1, 1998, the Pooled Subsidiaries aggregate participation in the Pooling Arrangement increased from 45% to 47% (State Auto P&C – 37% and Milbank – 10%) and Midwest Security became a participant in the Pooling Arrangement. On January 1, 1999, Farmers Casualty was acquired by State Auto Financial and became a participant in the Pooling Arrangement on that same date, at which time the Pooled Subsidiaries' aggregate participation increased to 50% (State Auto P&C – 37%, Milbank – 10% and Farmers Casualty – 3%). In conjunction with these changes in pool participation, the Pooled Subsidiaries received cash from Mutual of $11.4 million and $19.7 million, which related to the additional net insurance liabilities assumed by the Pooled Subsidiaries on January 1, 1999 and 1998, respectively. Effective January 1, 2000, the Pooling Arrangement was amended to make SAIC a participant in the Pooling Arrangement and the Pooled Subsidiaries aggregate participation increased to 53% (State Auto P&C – 39%, Milbank – 10%, Farmers Casualty – 3% and SAIC – 1%). In conjunction with this change in pool participation, the Pooled Subsidiaries received cash from Mutual of $18.6 million, which related to the additional net insurance liabilities assumed by the Pooled Subsidiaries on January 1, 2000. As noted above, the Pooling Arrangement changed again effective October 1, 2001 with the Pooled Subsidiaries aggregate participation increasing to 80% (State Auto P&C - 59%, Milbank - 17%, Farmers Casualty - 3% and SAIC - 1%). All parties that participate in the Pooling Arrangement have an A. M. Best rating of A+ (Superior).

In October of 2000, Mutual entered into an agreement with Meridian Mutual Insurance Company ("Meridian Mutual"), an Indiana domiciled property and casualty insurance company, pursuant to which Meridian Mutual would be merged with and into Mutual, with Mutual continuing as the surviving corporation. The effective date of the merger transaction was June 1, 2001. With the merging of Meridian Mutual into Mutual, all insurance business that had been written by Meridian Mutual became, legally, Mutual business. For the period June 1, 2001 through June 30, 2001, the insurance business formerly known as the Meridian Mutual business prior to the June 1 merger transaction was excluded from the Pooling Arrangement. Effective July 1, 2001, the insurance business of the former Meridian Mutual became part of the Pooling Arrangement and the Pooled Subsidiaries assumed 53% of the Meridian Mutual business on this same date. Concurrent with this transaction, the Pooled Subsidiaries received cash of $6.4 million and fixed maturities totaling $109.7 million from Mutual, which related to the additional net insurance liabilities assumed by the Pooled Subsidiaries on July 1, 2001.

The business written by the former Meridian Mutual provides both standard and nonstandard personal lines and standard commercial lines to its policyholders. The principal lines of business include standard personal and commercial automobile, nonstandard personal automobile, homeowners, commercial multi-peril, workers' compensation, general liability and fire insurance. The former Meridian Mutual business represents approximately 20% of the Pooled Companies (defined below) business.

As the former Meridian Mutual business continues to be written and processed through the underwriting and claims system for both the standard and nonstandard business on the Meridian systems platform, management will monitor this business as a separate segment from the State Auto standard and nonstandard processed business. Monitoring of these segments separately is necessary in order to facilitate the integration of the business as it migrates through new poli-

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

cies and renewals to the State Auto systems platform where State Auto policies, pricing, underwriting , and claims philosophies will be fully integrated. Over time, it is anticipated that the Meridian operating segments will decrease and eventually disappear as they become fully integrated on to the State Auto systems platform. Consequently, with the addition of the former Meridian Mutual business to the Pooling Arrangement, the Company renamed the two insurance segments that existed prior to 2001 to be the "State Auto standard segment" and the "State Auto nonstandard segment" and that business consisting of the business known formerly as the Meridian Mutual business to be the "Meridian standard segment" and "Meridian nonstandard segment."

In discussing Results of Operations for 2001 and 2000, State Auto P&C, Milbank, Farmers Casualty, SAIC, National, Mid-Plains, Mutual and Midwest Security are referred to collectively as the "State Auto Insurance Companies", while for 1999, the State Auto Insurance Companies and Pooled Subsidiaries exclude SAIC. The Pooled Subsidiaries, Mutual and Midwest are collectively referred to below as the "Pooled Companies."

Critical Accounting Policies

The Company's significant accounting policies are more fully described in note 1 to the Company's consolidated financial statements. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, revenues and expenses for the period then ended and the financial entries in the accompanying notes to the financial statements. Such estimates and assumptions could change in the future, as more information becomes known which could impact the amounts reported and disclosed therein.

Losses and loss expenses payable are management's best estimates at a given point in time of what the Company expects to pay to claimants, based on facts, circumstances and historical trends then known. It can be expected that the ultimate liability will exceed or be less than such estimates. During the loss settlement period, additional facts regarding individual claims may become known, and consequently it often becomes necessary to refine and adjust the estimate of liability. Reserves for reported losses are established on either a case-by-case or formula basis depending on the type and circumstances of the loss. The case-by-case reserve amounts are determined based on the Company's reserving practices, which take into account the type of risk, the circumstances surrounding each claim and policy provisions relating to types of loss. The formula reserves are based on historical paid loss data for similar claims with provision for trend changes caused by inflation. Loss and loss expense reserves for incurred claims that have not yet been reported are estimated based on many variables including historical and statistical information, inflation, legal developments, storm loss estimates, and economic conditions. Case and formula basis loss reserves are reviewed on a regular basis and as new data becomes available, estimates are updated resulting in adjustments to loss reserves. Although management uses many resources to calculate reserves, there is no precise method for determining the ultimate liability.

Acquisition costs, consisting of commissions, premium taxes, and certain underwriting expenses relating to the production of property and casualty business, are deferred and amortized ratably over the contract period. The method followed computing the acquisition costs limits the amount of such deferred costs to their estimated realizable value. In determining estimated realizable value, the computation gives effect to the premium to be earned, losses and loss expenses to be incurred, and certain other costs expected to be incurred as premium is earned. These amounts are based on estimates and accordingly, the actual realizable value may vary from the estimated realizable value.

Investments are either classified as held to maturity, and carried at amortized cost, or available for sale, and carried at fair value. For investments classified as available for sale, the net unrealized holding gains or losses, net of applicable deferred taxes, are shown as a separate component of stockholders' equity as accumulated other comprehensive income and as such are not included in the determination of net income. Investment income is recognized when earned, and capital gains and losses are recognized when investments are sold. The Company regularly reviews its investments based on current economic conditions, credit loss experience and other factors. If there is a decline in an investment's fair value that is determined

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

to be other than temporary, this decline is treated as a realized loss and the cost basis of the investment is reduced to its estimated fair value at the date of determination. Review for impairment of investments requires significant management judgment.

See a discussion of other factors that may have an impact on management's best estimates at "Impact of Significant External Factors" included herein.

Results of Operations

2001 Compared to 2000

Net income for the Company decreased 56.8% in 2001. Contributing to this decease was an increase in the Company's statutory combined ratio to 105.2% from 95.5% in 2000. Negatively impacting the Company's insurance operations in 2001 were the loss results of the former Meridian Mutual business, assumed by the Pooled Subsidiaries beginning in July 2001, and a decrease in the Company's management and operations service fee income. See discussion below.

Consolidated earned premiums increased 39.5%. This increase was principally the result of the addition of the former Meridian Mutual business to the Pooling Arrangement, effective July 1, 2001, and a change in the Pooled Subsidiaries' aggregate pooling participation percentage from 53% to 80%, effective October 1, 2001 (see discussion above regarding these two transactions). These actions increased consolidated earned premiums 30.9%. The internal growth of the State Auto standard segment's earned premiums increased consolidated earned premiums 6.8%. This increase has been largely driven by growth in commercial lines of business over the last twelve months; however, during the last half of the calendar year, personal lines of business began to experience sales increases. Management believes the personal lines sales increases are due to changes in the market place and to its establishing the position of Personal Lines Sales Specialist. The internal growth of the State Auto nonstandard segment earned premiums increased consolidated earned premiums 2.0%. Production levels in this segment continued to improve during 2001 as a result of improved processing routines for agents and the easing of competitive pricing pressures it had felt from certain market leaders in the first half of 2000. The internal growth of both the Meridian standard and nonstandard segment on consolidated earned premium was flat. See discussion below regarding management's action during 2001 on the Group Advantage® Program as well as management's response to adequacy of premium rate levels within the standard segment and the Company's plan on integration with regard to the Meridian nonstandard segment.

Net investment income increased $8.5 million (21.7%) in 2001. Contributing to the increase over the previous year was an increase in investable assets due to the transfer of cash and fixed maturity securities from Mutual totaling $354.6 million to the Pooled Subsidiaries in conjunction with the Pooled Subsidiaries assuming 53% of the former Meridian Mutual business on July 1, 2001 and the change in the Pooled Subsidiaries pooling participation percentages, effective October 1, 2001, from 53% to 80%. Total cost of investable assets at December 31, 2001 and 2000, was $1,150.3 million and $741.1 million, respectively.

The investment yields, based on fixed and equity securities at cost, were 5.4% and 5.5% for the annual periods ending 2001 and 2000, respectively. During 2001, the Company experienced an increase in the number of calls over prior years on higher yielding fixed maturities. Monies from these calls were reinvested at lower rates. See further discussion regarding investments at the "Liquidity and Capital Resources", "Investments" and "Market Risk" sections, included herein.

Management services income, including investment management fees, decreased $2.0 million to $15.6 million for the year ended December 31, 2001. This decrease is attributable to the resolution of the disagreement between the Company and ODI regarding the recognition of the service fee paid by Mutual to State Auto P&C. The service fee under the 2000 Mutual Management Agreement paid by Mutual in 2001 was $12.5 million down from $14.5 million in 2000. See "Overview" included herein, for discussion of the resolution regarding the management and operations service fee. See "Liquidity and Capital Resources" included herein, for discussion of the overall impact of the loss of the management and operations service fee on the Company's cash flow and operations.

Losses and loss expenses, as a percentage of earned premiums (the "loss ratio"), were 76.9% and 68.4% for the years 2001 and 2000, respectively. During the fourth quarter of 2001, the Pooled

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

Subsidiaries produced a loss ratio under the Stop Loss (described above) that exceeded the 80% threshold, thereby recovering the full layer of $6.2 million from Mutual. Adversely impacting the current year results were the loss results of the former Meridian Mutual business assumed by the Pooled Subsidiaries. For discussion purposes, the following table provides comparative statutory loss and loss adjustment expense ratios ("Statutory Loss Ratio"), net of the Stop Loss recovery, for the Company's insurance operating segments:

	2001	2000
State Auto standard segment	66.3	67.6
State Auto nonstandard segment	77.9	81.4
Meridian standard segment	139.6	-
Meridian nonstandard segment	168.2	-
Total Statutory Loss Ratio	77.4	68.5

The Company's State Auto standard segment reflected an improvement in its loss ratio in 2001 to 66.3 from 67.6 in 2000. This segment's largest line of business, automobile, reflected a 1.6 point improvement in its loss ratio in 2001 from 2000. This segment's next largest line of business, homeowners, has experienced some deterioration in its loss ratio over the last several years. Management has been monitoring this line of business and has taken some corrective action through rate increases and improved underwriting techniques such as credit scoring. The Company's State Auto nonstandard segment experienced an improvement in its loss ratio in 2001 to 77.9 from 81.4 in 2000. In 2000, this segment began experiencing some volatility in loss activity in those states where National began operations in 1999. Consequently, management began monitoring the premium rate adequacy in these new states and reacted accordingly throughout 2000 and 2001 by increasing rates in these new states. Additionally, this segment has implemented a number of underwriting tools, including "point-of-sale" underwriting as well as the use of credit scoring. Management believes these two tools have contributed to this segment's profit improvement.

The former Meridian Mutual business has historically produced poorer loss results than the State Auto book. Through the integration process, several areas within the Meridian Mutual book are being strengthened that should produce improved long term results. The most notable improvement was management's focus on reviewing the Meridian segments' case reserves during the second half of 2001 to ensure that the claims were reserved in a manner consistent with State Auto practices. During the review, it became apparent that case reserves on the Meridian segments for claims occurring in prior accident periods were not reserved consistently with historic State Auto adequacy levels. Nearly 14,000 open claims were reviewed, adding approximately $36 million to known case reserves on claims occurring in prior periods. Irrespective of this reserve strengthening, the Meridian segments' business continues to produce results that are not acceptable to management.

Corrective action is taking place in both the standard and nonstandard segments. Group Advantage® was a program within Meridian's standard segment where Meridian made its personal lines products available to Sam's Club members through insurance kiosks located in Sam's Club retail outlets. While this program generated significant premium growth, it consistently failed to meet profitability objectives. As a result, in late 2000, the former Meridian Mutual stopped writing new Group Advantage® business and began to terminate existing business as permitted by law. At the end of 2000, there were approximately 15,000 Group Advantage® policies in force. At year end 2001, there are approximately 800 of such policies in force. These remaining policies are expected to non-renew over the course of 2002.

During 2001, management also focused on strengthening the Meridian standard segment's adherence to underwriting guidelines in a manner consistent with State Auto practices, as well as analyzing the adequacy of prices relative to risks written. Consequently, management is in the process of re-underwriting 100% of the commercial renewals to be certain they fall within the State Auto guidelines. State Auto also has a practice of reviewing the rate level for each line of business in each operating state each year. Concurrent with these reviews, the Meridian standard segment's rate levels on its commercial book of business are being adjusted to the State Auto rate level. Implementing the Company's underwriting and pricing discipline within the Meridian standard segment is anticipated to have an adverse effect on top line growth of the Meridian standard segment. This may be partially offset by new business being written within the State Auto standard segment by those agencies previously representing the former Meridian Mutual but not State Auto.

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

The Meridian nonstandard segment produced significant underwriting losses generating a loss ratio for the six months ended December 31, 2001 of 168.2%. An integration plan is currently in place to write all new nonstandard auto business produced by former Meridian agents through National on the National system platform. The National system provides several enhancements that management anticipates will improve the nonstandard loss ratio for new risks written. Most notably, the National system uses credit scoring and "point-of-sale" underwriting tools. The order of integration has been prioritized such that the states with the most need for profit improvement are migrating to National first. New business for six of the 12 states that the Meridian nonstandard segment operates in is currently being written through National, with the remaining six states to follow throughout 2002.

Acquisition and operating expenses, as a percentage of earned premiums (the "expense ratio"), were 30.1% and 30.0% for the years 2001 and 2000, respectively. Impacting the current year expenses was approximately $1.3 million (0.2%) related to the Company's estimate of its future guaranty fund assessments related to the Reliance Insurance Company insolvency that was announced during the fourth quarter of 2001.

Interest expense relates to the line of credit agreement the Company entered into with Mutual during the second quarter of 1999 to assist in the funding of its stock repurchase program. See additional discussion in the "Liquidity and Capital Resources" section included herein.

Other expense, as a percentage of earned premiums, were 1.6% and 1.7% for the year 2001 and 2000, respectively. Other expense for 2000 included $530,000 in interest relating to the return of premiums to the policyholders in the state of North Carolina as discussed under "2000 Compared to 1999" in "Results of Operations" included herein. Absent this interest charge in 2000, other expense, as a percentage of earned premiums, was comparable between the two time periods.

During 2001, the Company experienced an underwriting loss on its insurance operations, largely due to the loss results of the former Meridian Mutual business assumed by the Pooled Subsidiaries. This underwriting loss, coupled with net investment income being largely comprised of tax-exempt income, produced an effective tax rate in 2001 of (15%) versus 22% in 2000. For additional clarification, see the reconciliation between actual federal income taxes and the amount computed at the statutory rate as detailed in footnote 7 in the notes to the Company's consolidated financial statements.

2000 Compared to 1999

Net income for the Company increased 11.4% in 2000. Contributing to this increase was an improvement in the Company's statutory combined ratio to 95.5% in 2000 from 96.9% in 1999. Positively impacting the Company's operations in 2000 was a change in the services provided by State Auto P&C that generated an increase in management services income. See discussion below.

Consolidated earned premiums increased 1.5% in 2000. This increase was principally the result of the change in the Pooled Subsidiaries' aggregate pooled participation percentage from 50% to 53% (referred to above). This action increased consolidated earned premiums 5.5%. The standard insurance segment's internal growth, as written by the Pooled Companies, excluding the impact of the change in the Pooling Arrangement, decreased consolidated earned premiums by 2.8%. The Company's nonstandard insurance segment's internal growth also decreased consolidated earned premiums by approximately 0.9%. Also negatively impacting the Company's consolidated earned premiums by approximately 0.3% was a return of premiums to the policyholders in the state of North Carolina as a result of a rate reduction dating back to 1994 that was mandated by the North Carolina Insurance Department. In 1994 and 1996, the North Carolina Rate Bureau ("NCRB") filed an auto rate increase, which was challenged by the North Carolina Insurance Department. The parties agreed to a settlement of the dispute in late March 2000, which resulted in a rate reduction for the 1994 rate filing and the 1996 rate filing being approved as originally filed by the NCRB. Consequently, the Company was required to return approximately $1.1 million in disputed premiums, plus $530,000 in interest. The interest portion of the returned premium has been reflected in the miscellaneous expense line item.

As noted in prior reports, during 1999, the underwriting performance of the Companies' commercial

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

lines book of business written by its standard segment began to evidence deterioration from previous performance levels. This prompted management to commence a careful review of its underwriters' adherence to the Company's underwriting guidelines for commercial lines. This action had a negative impact on direct written premiums in 1999 that continued into the first half of 2000.

During the latter half of 2000, the Company saw commercial lines sales activity increase over 1999 levels. The Pooled Companies experienced 6.0% growth in its commercial lines direct written premiums over 1999. The Company's personal lines of business within its standard segment continued to feel the effects of extreme price competition even though, during the first half of 2000, there was some evidence that an increasing number of companies were reacting to continuing underwriting losses by increasing rates. The Company's rate of decline in internal growth in these lines has diminished in the last half of 2000, but internal growth remained negative. The Company believes that its underwriting and pricing discipline was a key factor in the Company's underwriting results for the year, particularly as compared to other property casualty insurers. The Company believes that its strategy of taking modest price increases on a regularly scheduled basis and continuing its diligence in risk selection has positioned it to take advantage of this change in the market that the Company perceives is occurring. The Company is active in the personal and commercial lines markets, developing new products to enhance its product portfolio; appointing new agents in its operating territories; and refining its pricing levels for the markets and lines it believes offer the most profit potential.

The Company's nonstandard insurance segment (National and Mid-Plains) earned premium was $27.4 million in 2000 and $30.9 million in 1999, an 11.3% decrease. Intense price competition by certain market leaders is generally believed to be responsible for the internal growth performance for the year 2000. Production levels in this segment did begin to improve over the last half of 2000 but that improvement was not sufficient to make internal growth positive for the year.

Net investment income increased $4.7 million (13.6%) in 2000. Contributing to the increase over the previous year was the cash transfers to the Company in conjunction with the change in the Pooling Arrangement and transfer of employees to State Auto P&C referred to above. Total cost of investable assets at December 31, 2000 and 1999, respectively was $741.1 million and $651.9 million.

The investment yield based on fixed and equity securities at cost, were 5.5% and 5.4% for the annual periods ending 2000 and 1999, respectively. The Company continued to shift the composition of its fixed maturity portfolio from taxables to tax-exempt fixed maturities. At December 31, 2000 and 1999, respectively, tax-exempt securities comprised approximately 82% and 76% of the fixed maturity portfolio. Additionally, during 2000 the Company continued to experience a number of calls on its higher yielding fixed maturities. Monies from these calls were reinvested at the then lower yielding rates. See further discussion regarding investments at the "Liquidity and Capital Resources", "Investments" and "Market Risk" sections included herein.

Management services income increased $8.9 million to $17.6 million for the year ended December 31, 2000. This increase is largely attributable to the change in the nature of the management services provided by State Auto P&C as discussed above. The Department has requested that, beginning in 2001, Mutual file an analysis on a quarterly basis with the Department that justifies the apportionment of the service fee paid by Mutual to State Auto P&C under statutory accounting guidance outlined in SSAP No. 70. See "Overview".

Losses and loss expenses, as a percentage of earned premiums (the "loss ratio"), were 68.4% and 67.5% for the years 2000 and 1999, respectively. The increase in the current year loss ratio was largely the result of the Company experiencing a relatively small number of large unusual commercial claims in its standard insurance segment. Management noted that these large commercial losses did not impact any one line of business or geographic region and does not believe the nature of these claims indicates deterioration in core underwriting operations. See discussion above regarding management's response to its perception of the current underwriting environment. Additionally, the Company's nonstandard segment experienced an increase in its losses over 1999 levels particularly in those states where National began operations in 1999. The nonstandard segment is particularly volatile for new states due to the relatively small level

Management's Discussion and Analysis of Financial Condition and Results of Operations
Continued

of premium earned in the initial years of operation. Management has been monitoring the premium rate adequacy in these new states and has reacted throughout 2000 accordingly by increasing rates in these new states.

Acquisition and operating expenses, as a percentage of earned premiums (the "expense ratio"), were 30.0% and 28.5% for the years 2000 and 1999, respectively. The increase in the expense ratio is impacted by the fixed costs such as salaries, depreciation and utilities which comprised a larger portion of earned premiums in 2000 than they did in 1999 as a result of the Company's less than anticipated premium writings in 2000.

Interest expense relates to the line of credit agreement the Company entered into with Mutual during the second quarter of 1999 to assist in the funding of its stock repurchase program. See additional discussion in the "Liquidity and Capital Resources" section included herein.

Other expense increased $0.3 million to $6.9 million for the year ending December 31, 2000. Other expense for 2000 included the interest the Company paid on the North Carolina premium rate refunds, discussed above.

The effective federal tax rate was 22% and 25% for the years ended 2000 and 1999, respectively. During 2000, the Company continued to shift its fixed maturity portfolio from taxable to tax-exempt securities. As a result of this continued shift, tax-exempt income comprised a larger proportion of income before federal income taxes in 2000 than in 1999. For additional clarification, see the reconciliation between actual federal income taxes and the amount computed at the statutory rate as detailed in footnote 7 in the notes to the Company's consolidated financial statements.

Reportable Segments

The Company's segment profits (losses) of the State Auto standard insurance segment, the State Auto nonstandard insurance segment, the Meridian standard insurance segment, the Meridian nonstandard insurance segment and the investment management services segment, are monitored by management on an unconsolidated basis, as reflected in footnote 14, Reportable Segments, in the Company's consolidated financial statements and therefore do not reflect adjustments for transactions with other segments. The following table reflects segment profit or loss for these segments for the years ended 2001, 2000, and 1999:

	2001	2000	1999
		(in thousands)	
State Auto standard insurance	$45,664	$35,579	$41,146
State Auto nonstandard insurance	1,378	(116)	1,647
Meridian standard insurance	(44,397)	-	-
Meridian nonstandard insurance	(5,933)	-	-
Investment management services	5,965	5,354	5,191
Management and operations services	$15,322	$17,552	$ 6,330

Improvement in the Company's current year segment profit within the State Auto standard and nonstandard insurance segments is primarily due to an improvement in these segments' current year loss experience and management's response to premium rate inadequacy as discussed at "2001 Compared to 2000" in "Results of Operations." The fluctuation in segment profit for the State Auto standard insurance segment in 2000 compared to 1999 is due to a decline in its underwriting income resulting from an increase in the level of commercial losses, as discussed above. Prior to 1997, the State Auto nonstandard segment focused on improving its loss experience through implementation of a more restrictive underwriting posture and rate increases in several operating states. While this segment showed improvement as a result of these actions, 2000 experienced significant losses in several of its new states of operation. As discussed above, management continually monitors this segment's premium rate adequacy given the nature of the risks that are written through the nonstandard market. Meridian standard and nonstandard insurance segments' operational loss reflects the impact of State Auto management's integration plan, which included the Company's review of Meridian's case reserves during the second half of 2001 as described more fully above at "2001 Compared to 2000" in "Results of Operations". The increase in segment profit of the

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

investment management segment in 2001 is the result of this segment providing its services to the MIGI Insurers beginning June 1, 2001. This segment's profits increased slightly in 2000 due to increasing market rates within the fixed maturity market. This segment's revenue is based on the average market value of the portfolio of the companies managed, which is largely comprised of fixed maturities. With the change in the interest rate environment throughout 2000, the average market value of the portfolio of the companies managed increased throughout 2000. Segment profits related to management and operations services decreased in 2001 as a result of the resolution of the disagreement between the Company and ODI regarding the service fee paid by Mutual to the Company in 2001. See discussion at "Overview" as well as "2001 Compared to 2000" in "Results of Operations". Segment profits related to management and operations services increased in 2000 from 1999 due to the change in the Management and Operations Agreement as discussed in Note 1(j) in the consolidated financial statements. For additional information on the Company's reportable segments, see footnote 14 on "Reportable Segments" in the Company's consolidated financial statements.

Liquidity and Capital Resources

Liquidity refers to the ability of a company to generate adequate amounts of cash to meet its needs for both long and short-term cash obligations as they come due. The Company's significant sources of cash are premiums, investment income and investments as they mature. The Company continually monitors its investment and reinsurance programs to ensure they are appropriately structured to enable the insurance subsidiaries to meet anticipated and unanticipated short and long-term cash requirements without the need to sell investments to meet fluctuations in claim payments.

In 2001, net cash provided by operating activities decreased to $63.5 million from $87.7 million in 2000. This decrease was due to a cash transfer in 2000 of $18.6 million to the Pooled Subsidiaries in connection with the 2000 amended Pooling Arrangement, as well as a cash transfer of $28.1 million to State Auto P&C relating to the net plan benefit liabilities assumed in connection with the Mutual Management Agreement, whereas in 2001, the settlement of approximately $355.0 million between the Company and Mutual due to the impact on the Pooled Subsidiaries from adding the Meridian Mutual business to the Pooling Arrangement and changing the pooling participation percentages was $8.6 million in cash and the balance in fixed maturity securities. Absent the impact of these transactions, net cash provided by operating activities was $54.9 million in 2001 versus $40.9 million in 2000. The increase in cash flow from operations in 2001 is largely attributable to the increase in premium writings and net investment income over the same time period in 2000. In 2000, net cash provided by operating activities increased to $87.7 million from $48.9 million in 1999. Absent the cash provided from the January 1, 2000 and January 1, 1999 Pooled Subsidiaries pooling participation percentage changes, cash provided from operating activities was $40.9 million in 2000 and $37.5 million, respectively in 1999. This 2000 increase in cash flow from operations was largely attributable to an increase in the management and operation services fee and net investment income over 1999 levels. Over the last three years, operating cash flows have been sufficient to meet the operating needs of the Company while providing opportunities for increased investment and financing needs. The combination of the elimination of the relatively consistent cash flow from the management and operations services fee from Mutual in 2001 along with a significantly larger insurance segment, is expected to result in more volatility going forward but will also provide opportunity for increased earnings and cash flows from operations.

Net cash used in investing activities reflects cash flows used in purchases of fixed maturity and equity securities, respectively, of $246.3 million and $16.4 million in 2001, $187.7 million and $15.8 million in 2000, and $207.8 million and $25.6 million in 1999. The fluctuation in the purchase of fixed maturity securities between years has been largely driven by the call activity in response to the changes in the interest rate environment over the last three years. During 1999, market interest rates on fixed maturities declined from previous years' levels and the Company experienced a significantly higher number of calls on fixed maturities than in previous years. During 2000, this call activity slowed somewhat from previous year's levels. The activity in the call level increased again during 2001 with another decline in market interest rates in response to the Federal Reserve Board's monetary policy and easing

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

inflationary pressure. Cash flows provided by maturities, calls and principal reductions of fixed maturities were $50.2 million in 2001, $27.0 million in 2000 and $37.3 million in 1999. Overall, net cash used in investing activities was $55.3 million in 2001, $90.9 million in 2000 and $56.9 million in 1999. The increase in the 2000 investing activities was the result of the Company investing the proceeds received on the cash transfers discussed under cash flows from operating activities.

Net cash provided by financing activities consists of proceeds from issuance of common stock and payment of dividends to shareholders. Mutual, whose ownership in State Auto Financial is approximately 68%, has waived its right to receipt of the dividends declared by State Auto Financial in an effort to enhance the statutory surplus of the insurance subsidiaries of State Auto Financial for use in support of underwriting operations. Prior to the declaration of each dividend by State Auto Financial, Mutual's directors review the facts and circumstances then present in deciding whether to waive such dividend. Beginning in 2002, dividend waiver decisions will be made by the Independent Committee of the Mutual board of directors. The Independent Committee has met and determined that it would review dividend waiver decisions on an annual basis from this point forward. It decided to waive Mutual's dividends that might be declared by the board of directors of the Company for the year 2002 in order to take better advantage of the investment opportunity STFC represents for Mutual.

Impacting cash used in financing activities during 2001 and 2000 was State Auto Financial's Board of Directors approving a plan to repurchase up to 1.0 million shares of its common stock from the public over a period ending December 31, 2001. Through December 31, 2001, State Auto Financial repurchased 50,522 shares. Impacting 1999 was a previous repurchase program of State Auto Financial's common stock. During the second quarter of 1999, State Auto Financial's Board of Directors approved a plan to repurchase up to 4.0 million shares of its outstanding common stock over a period ending December 31, 2000. Repurchases were transacted to maintain the same ownership ratios between Mutual and the public as it existed in May 1999, with 69% repurchased from Mutual and 31% from the public. Through December 31, 1999, all 4.0 million shares were repurchased, with approximately 2.7 million shares repurchased from Mutual and 1.3 million shares from the public. In conjunction with the stock repurchase plan, State Auto Financial entered into a line of credit agreement with Mutual for $45.5 million at an interest rate of 6.0%. The interest rate adjusts each January 1 based on a formula set forth in the note. The interest rate was 5.0% during 2001 and will be 4.75% for 2002. Commencing in 2001, principal is due upon demand, with final payment to be received on or prior to December 31, 2005. On March 1, 2002, the Board of Directors of State Auto Financial again approved a plan to repurchase up to 1.0 million shares of its common stock over a period extending to and through December 31, 2003 from the public.

Effective with the June 1, 2001 merger transaction between Meridian Mutual and Mutual, Mutual acquired all of the outstanding shares of Meridian Insurance Group, Inc. ("MIGI"), an Indiana domiciled insurance holding company. MIGI's wholly owned insurance subsidiaries are Meridian Security Insurance Company ("Meridian Security"), an Indiana domiciled property and casualty insurer, Meridian Citizens Security Insurance Company ("Meridian Citizens Security"), an Indiana domiciled property and casualty insurer, and Insurance Company of Ohio ("ICO), an Ohio domiciled property and casualty insurer. MIGI is also party to an affiliation agreement with Meridian Citizens Mutual Insurance Company ("Meridian Citizens Mutual"), an Indiana domiciled property and casualty insurer. Meridian Security, Meridian Citizens Security, ICO and Meridian Citizens Mutual are collectively referred to hereafter as the "Meridian Insurers."

Mutual, State Auto P&C, Milbank, Midwest Security, Farmers Casualty, SAIC, National, Mid-Plains, and effective June 1, 2001, the Meridian Insurers, are participants in a catastrophe reinsurance program. Collectively, these participants in the catastrophe reinsurance program are referred to as the "State Auto Insurance Companies." The amount retained by the State Auto Insurance Companies is $40.0 million for each occurrence. For up to $80.0 million in losses, excess of $40.0 million, traditional reinsurance coverage is provided. At the beginning of 2001, State Auto P&C was assuming catastrophe reinsurance from Mutual, Milbank, Midwest Security, Farmers Casualty, SAIC, National, Mid-Plains and the Meridian Insurers, beginning June 1, 2001, in the amount of $115 million excess of $120 million. Effective November 2001, the catastro-

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

phe reinsurance program was renegotiated whereby State Auto P&C now assumes $100 million excess of $120 million. This layer of $100 million in excess of $120 million has been excluded from the Pooling Arrangement. There have been no losses assumed under this agreement.

To provide funding if the State Auto Insurance Companies were to incur catastrophe losses in excess of $120.0 million, State Auto Financial entered into a structured contingent financing transaction with a financial institution and a syndicate of other lenders (the "Lenders") to provide up to $100.0 million for reinsurance purposes. In the event of such a loss, this arrangement provides that State Auto Financial would sell redeemable preferred shares to SAF Funding Corporation, a special purpose company ("SPC"), which would borrow the money necessary for such purchase from the Lenders. State Auto Financial would then contribute to State Auto P&C the funds received from the sale of its preferred shares. State Auto P&C would use the contributed capital to pay its direct catastrophe losses and losses assumed under the catastrophe reinsurance agreement. State Auto Financial is obligated to repay SPC (which would repay the Lenders) by redeeming the preferred shares over a five-year period. In the event of a default by State Auto Financial, the obligation to repay SPC has been secured by a Put Agreement among State Auto Financial, Mutual and the Lenders, under which Mutual would be obligated to either purchase the preferred shares from the SPC or repay the SPC for the loan(s) outstanding. In February of 2002, the FASB initiated a project to consider guidance related to the issue of special purpose entity consolidation. Specifically, the FASB discussed issues related to identifying and accounting for special purpose entities as part of the FASB's Consolidation Project. The results of these deliberations could negatively impact the Company's accounting approach for the structured contingent financing transaction, if an event triggering this cover were to occur. Management will continue to monitor this guidance and its potential impact on the Company.

On March 11, 1997, Mutual acquired 100% of the outstanding shares of Midwest Security, effective as of January 1, 1997. In connection with this purchase, Mutual and State Auto Financial entered into an Option Agreement granting State Auto Financial the right to purchase Midwest Security from Mutual within five years at a price determined by a formula set out in the Option Agreement. State Auto Financial did not exercise this right to acquire Midwest Security.

State Auto P&C's December 31, 1990 liability for losses and loss expenses of $65.5 million has been guaranteed by Mutual. Pursuant to the guaranty agreement, all ultimate adverse development of the December 31, 1990 liability, if any, is to be reimbursed by Mutual to State Auto P&C in conformance with pooling percentages in place at that time. As of December 31, 2001, there has been no adverse development of the liability.

On March 1, 2002, the Board of Directors of State Auto Financial declared a quarterly cash dividend of $0.0325 per common share, payable on March 29, 2002, to shareholders of record on March 14, 2002. This is the 43rd consecutive cash dividend declared by State Auto Financial's Board since State Auto Financial had its initial public offering of common stock on June 28, 1991. State Auto Financial has increased cash dividends to shareholders for eight consecutive years.

The maximum amount of dividends that may be paid to State Auto Financial during 2002 by its insurance subsidiaries without prior approval under current law is limited to $25.1 million. The Company is required to notify the insurance subsidiaries' respective State Insurance Commissioner within five business days after declaration of all dividends and at least ten days prior to payment. Additionally, the domiciliary Commissioner of each insurer subsidiary has the authority to limit a dividend when the Commissioner determines, based on factors set forth in the law, that an insurer's surplus is not reasonable in relation to the insurer's outstanding liabilities and adequate to its financial needs. Such restrictions are not expected to limit the capacity of State Auto Financial to meet its cash obligations.

The National Association of Insurance Commissioners ("NAIC") maintains risk-based capital requirements for property and casualty insurers. Risk-based capital is a formula that attempts to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, loss reserve adequacy and other business factors. Applying the risk-based capital requirements as of December 31, 2001, each of the State Auto

Management's Discussion and Analysis of Financial Condition and Results of Operations
Continued

Insurance Companies exceeded all standards established by the formula.

As discussed above, there was particular emphasis throughout 2001 on improving the former Meridian Mutual book of business. That is expected to continue in 2002. The Company believes its underwriting and pricing discipline, as well as its commitment to delivering its products as effectively and efficiently as possible, have been key factors in the Company's underwriting results over the last several years. The Company remains active in the personal and commercial markets, developing new products to enhance its product portfolio; appointing new agents in its operating territories; and refining its pricing levels for the markets and lines of business it believes offer the most profit potential.

Other Disclosures

Investments

Stateco performs investment management services (the investment management services segment) on behalf of the Company and Mutual and its subsidiary. The Investment Committee of each insurer's Board of Directors sets investment policies to be followed by Stateco.

The primary investment objectives of the Company are to generate income, preserve capital and maintain adequate liquidity for the payment of claims. Fixed maturities that are purchased with the intention and ability of holding them until maturity are categorized as held to maturity and carried at amortized cost. Fixed maturities that may be sold due to changing investment strategies are categorized as available for sale and are carried at fair value. At December 31, 2001, the Company had no fixed maturity investments rated below investment grade, nor any mortgage loans.

As of December 31, 2001, the Company had fixed maturities with a fair value of $1,051.4 million designated as available for sale compared to $653.3 million at December 31, 2000. During 2001, the Company continued its program to increase its equity portfolio to enhance growth of statutory surplus over the long term. At December 31, 2001 and 2000, respectively, the equity portfolio totaled $59.8 and $58.3 million, respectively.

The Company's current investment strategy does not rely on the use of derivative financial instruments.

Market Risk

Investable assets comprise approximately 85% of the Company's total assets. Of the total investable assets, 92.3% are invested in fixed maturities, 5.1% in equity securities and the remaining in cash and cash equivalents.

The Company's decision to make a specific investment is influenced primarily by the following factors: (a) investment risks; (b) general market conditions; (c) relative valuations of investment vehicles; (d) general market interest rates; (e) the Company's liquidity requirements at any given time; and (f) the Company's current federal income tax position and relative spread between after tax yields on tax-exempt and taxable fixed income investments.

The fixed maturity portfolio is managed in a laddered-maturity style and considers business mix and liability payout patterns to ensure adequate cash flow to meet claims as they are presented. At December 31, 2001, the Company's fixed maturity portfolio had an average maturity of 12.9 years. For the insurance subsidiaries, the maximum investment in any single note or bond is limited to 5.0% of statutory assets, other than obligations of the U.S. government or government agencies, for which there is no limit. The fixed maturity portfolio is very high in quality with all holdings either in Government obligations, municipal, or corporate obligations. The average rating of the fixed maturity portfolio is AA. The Company does not intend to change its investment policy on the quality of its fixed maturity investments. Investments in equity securities are selected based on their potential for appreciation as well as ability to continue paying dividends. Additional information regarding the composition of investments, along with maturity schedules regarding investments in fixed maturities, is included in footnote 2 of the consolidated financial statements.

The Company's primary market risk exposures are to changes in market prices for equity securities and changes in interest rates and credit ratings for fixed maturity securities. The Company has no exposure to foreign currency exchange rate risk nor does it rely on the use of derivative financial instruments. To provide the Company greater flexibility in order to manage its market

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

risk exposures, the Company has segregated a portion of its fixed maturities as available for sale. Also, the Company does not maintain a trading portfolio.

2001 was characterized by significant changes in the Company's investment portfolio. These changes were the result of the financial market environment as well as the Pooled Subsidiaries assumption through the Pooling Arrangement of the former Meridian Mutual business on July 1, 2001 and the October 1, 2001 change in the Pooled Subsidiaries pooling participation percentages. The impact to the Company from the assumption of the Meridian Mutual business as well as the October 1, 2001 pooling participation percentage change, resulted in additional assets of $354 million, comprised primarily of fixed maturity investments, being transferred to the Pooled Subsidiaries. These transfers of assets are primarily responsible for the 51.1% increase in the Company's investable assets at December 31, 2001 ($1,168.7 million in 2001 versus $772.2 million in 2000).

The equity markets declined in 2001, the first time since the 1973/1974 bear market in which the market declined two years in a row. For the year, the Company's equity portfolio holds unrealized gains of $9.5 million at December 31, 2001, down $4.6 million from December 31, 2000.

The fixed maturity portfolio was impacted by the asset transfers discussed above. While the interest rate environment did not change significantly from 2000, the market did weaken a bit near the end of the year resulting in the Company experiencing a decline of $8.1 million in its unrealized gains on its available for sale fixed maturity portfolio at December 31, 2001.

The following table provides information about the Company's fixed maturity investments used for purposes other than trading that are sensitive to changes in interest rates. The table presents principal cash flows from maturities, anticipated calls and estimated prepayments, or pay downs from holdings in asset backed securities. The table also presents the average interest rate for each period presented.

PRINCIPAL AMOUNT MATURING IN:
(dollars in thousands)

	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value
Fixed interest rate securities	$55,498	17,428	24,334	31,913	46,135	866,916	1,042,224	$1,080,077
Average interest rate	5.2%	6.5%	5.5%	5.3%	5.8%	5.8%	5.8%	

New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules beginning in the first quarter of 2002. The Company has determined that the adoption of the statements will not have a material impact on the Company's financial position and results of operations.

Impact of Significant External Factors

Inflation can have a significant impact on property and casualty insurers because premium rates are established before the amount of losses and loss expenses are known. When establishing rates, the Company attempts to anticipate increases from inflation subject to limitations imposed for competitive pricing. Inflation has been relatively modest over the last several years thereby allowing a better opportunity for premiums to keep pace with inflation on certain lines of business.

The Company considers inflation when estimating liabilities for losses and loss expenses, particularly for claims having a long period between occurrence and settlement. The liabilities for losses and loss expenses are management's estimates of the ultimate net cost of underlying claims and expenses and are not discounted for the time value of money. In times of high inflation, the normally higher yields on investment income may partially offset potentially higher claims and expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Continued

The Company is also affected by court decisions. Premiums rates are actuarially determined to enable an insurance company to generate an underwriting profit. These rates contemplate a certain level of risk. The courts may modify, in a number of ways, the level of risk which insurers had expected to assume including eliminating exclusions, multiplying limits of coverage, creating rights for policyholders not intended to be included in the contract and interpreting applicable statutes expansively to create obligations on insurers not originally considered when the statute was passed. Courts have also undone legal reforms passed by legislatures, which reforms were intended to reduce a litigant's rights of action or amounts recoverable and so reduce the costs borne by the insurance mechanism. These court decisions can adversely affect an insurer's profitability. They also create pressure on rates charged for coverages adversely affected and this can cause a legislative response resulting in rate suppression that can adversely affect an insurer. The Company may also be adversely affected by regulatory actions on matters within the jurisdiction of the various insurance departments where the Company does business or has entities domiciled.

The Company is not aware of any adverse legislation or regulation that was adopted by any state where the Company did business during 2001 which would present material obstacles to the Company's overall business. Several states where the Company does business have passed or are considering more strict regulation of the use credit scoring in rating and/or risk selection in personal lines of business. This could have an adverse impact on the Company as it has adopted credit scoring as an underwriting tool. Such regulation would limit the Company's ability to take advantage of this tool.

Forward-Looking Statements; Certain Factors Affecting Future Results

Statements contained in this Management's Discussion and Analysis, the Company's Form 10-K or any other reports or documents prepared by the Company or made by management may be "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results to differ materially from those projected. Forward-looking statements may be identified, preceded by, followed by, or otherwise include, without limitation, words such as "plans," "believes," "expects," "anticipates," "intends," "estimates," or similar expressions. The following factors, among others, in some cases have affected and in the future could affect the Company's actual financial performance.

- In addition to the acquisition of the Meridian Insurers and Mutual's merger with Meridian Mutual as discussed above, during the past several years, Mutual and the Company have acquired other insurance companies, such as Milbank, Farmers Casualty, and Midwest Security, and it is anticipated that Mutual and the Company will continue to pursue acquisitions of other insurance companies in the future. Acquisitions involve numerous risks and uncertainties, including the following: obtaining necessary regulatory approvals of the acquisition may prove to be more difficult than anticipated; integrating the acquired business may prove to be more costly or difficult than anticipated; integrating the acquired business without material disruption to existing operations may prove to be more difficult than anticipated; anticipated cost savings may not be fully realized (or not realized within the anticipated time frame) or additional or unexpected costs may be incurred; loss results of the Company acquired may be worse than expected; and retaining key employees of the acquired business may prove to be more difficult than anticipated. In addition, other companies in the insurance industry have similar acquisition strategies. There can be no assurance that any future acquisitions will be successfully integrated into the Company's operations, that competition for acquisitions will not intensify or that the Company will be able to complete such acquisitions on acceptable terms and conditions. In addition, the costs of unsuccessful acquisition efforts may adversely affect the Company's financial performance.
- The Company's financial results are subject to the occurrence of weather-related and other types of catastrophic events, none of which are within the Company's control.

Management's Discussion and Analysis of Financial Condition and Results of Operations Continued

- The Company's operations are subject to changes occurring in the legislative, regulatory and judicial environment. Risks and uncertainties related to the legislative, regulatory, and judicial environment include, but are not limited to, legislative changes at both the state and federal level, state and federal regulatory rulemaking promulgations and adjudications that may affect the Company specifically, its affiliates or the industry generally, class action and other litigation involving the Company, its affiliates, or the insurance industry generally and judicial decisions affecting claims, policy coverages and the general costs of doing business. Many of these changes are beyond the Company's control.
- The laws of the various states establish insurance departments with broad regulatory powers relative to approving intercompany arrangements, such as management, pooling, and investment management agreements, granting and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms, setting reserve requirements, determining the form and content of required statutory financial statements, prescribing the types and amount of investments permitted and requiring minimum levels of statutory capital and surplus. In addition, although premium rate regulation varies among states and lines of insurance, such regulations generally require approval of the regulatory authority prior to any changes in rates. Furthermore, all of the states in which the State Auto Group transacts business have enacted laws which restrict these companies' underwriting discretion. Examples of these laws include restrictions on agency terminations and laws requiring companies to accept any applicant for automobile insurance and laws regulating underwriting "tools".These laws may adversely affect the ability of the insurers in the State Auto Group to earn a profit on their underwriting operations.
- The property and casualty insurance industry is highly competitive. While prices have generally increased in some lines, price competition continues to be intense. The Company competes with numerous insurance companies, many of which are substantially larger and have considerably greater financial resources. In addition, because the Company's products are marketed exclusively through independent insurance agencies, most of which represent more than one company, the Company faces competition within each agency. The Company competes through underwriting criteria, appropriate pricing, and quality service to the policyholder and the agent and through a fully developed agency relations program. See "Marketing" in the "Narrative Description of Business" in Item 1 of the Company's Form 10-K.
- The Company is subject to numerous other factors which effects its operations, including, without limitation, the development of new insurance products, geographic spread of risk, fluctuations of securities markets, economic conditions, technological difficulties and advancements, availability of labor and materials in storm hit areas, late reported claims, previously undisclosed damage, utilities and financial institution disruptions, and shortages of technical and professional employees.

Report of Independent Auditors

The Board of Directors and Stockholders
State Auto Financial Corporation

We have audited the accompanying consolidated balance sheets of State Auto Financial Corporation and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of State Auto Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Columbus, Ohio
February 26, 2002

STATE AUTO FINANCIAL CORPORATION AND SUBSIDIARIES
(a majority-owned subsidiary of State Automobile Mutual Insurance Company)

Consolidated Balance Sheets

	December 31 2001	December 31 2000
	(dollars in thousands, except share data)	
Assets		
Fixed maturities:		
Held to maturity, at amortized cost (fair value $28,672 and $40,225, respectively)	$ 27,406	39,307
Available for sale, at fair value (amortized cost $1,042,539 and $636,302, respectively)	1,051,405	653,251
Equity securities, available for sale, at fair value (cost $50,361 and $44,220, respectively)	59,845	58,312
Total investments	1,138,656	750,870
Cash and cash equivalents	30,016	21,305
Deferred policy acquisition costs	67,087	32,458
Accrued investment income and other assets	38,908	19,795
Due from affiliate	—	1,405
Net prepaid pension expense	43,344	37,738
Reinsurance recoverable on losses and loss expenses payable	13,919	7,930
Prepaid reinsurance premiums	4,955	11,575
Federal income taxes:		
Current	1,549	—
Deferred	13,800	—
Property and equipment, at cost, net of accumulated depreciation of $3,351 and $2,785, respectively	13,250	12,760
Goodwill	2,012	2,270
Total assets	$1,367,496	898,106
Liabilities and Stockholders' Equity		
Losses and loss expenses payable	$ 523,860	244,583
Unearned premiums	329,495	160,387
Note payable to affiliate	45,500	45,500
Postretirement benefit liabilities	57,237	55,841
Federal income taxes:		
Current	—	2,903
Deferred	—	1,490
Other liabilities	5,059	1,343
Due to affiliates	6,152	—
Total liabilities	967,303	512,047
Commitments and contingencies	—	—
Stockholders' equity:		
Class A Preferred stock (nonvoting), without par value. Authorized 2,500,000 shares; none issued	—	—
Class B Preferred stock, without par value. Authorized 2,500,000 shares; none issued	—	—
Common stock, without par value. Authorized 100,000,000 shares; 43,045,320 and 42,625,723 shares issued, respectively, at stated value of $2.50 per share	107,613	106,564
Less 4,108,230 and 4,071,012 treasury shares, respectively, at cost	(47,613)	(47,038)
Additional paid-in capital	47,106	44,208
Accumulated other comprehensive income	12,030	20,317
Retained earnings	281,057	262,008
Total stockholders' equity	400,193	386,059
Total liabilities and stockholders' equity	$1,367,496	898,106

See accompanying notes to consolidated financial statements.

STATE AUTO FINANCIAL CORPORATION AND SUBSIDIARIES
(a majority-owned subsidiary of State Automobile Mutual Insurance Company)

Consolidated Statements of Income

	Year ended December 31		
	2001	2000	1999
	(dollars in thousands, except per share amount)		
Earned premiums	$ 555,207	397,967	392,058
Net investment income	47,375	38,915	34,262
Management services income from affiliates	15,586	17,594	8,727
Net realized gains on investments	1,962	5,255	2,555
Other income (includes $1,450, $1,546 and $1,676, respectively, from affiliates)	3,142	3,043	3,269
Total revenues	623,272	462,774	440,871
Losses and loss expenses	427,074	272,167	264,628
Acquisition and operating expenses	167,207	119,569	111,772
Interest expense to affiliate	2,275	2,730	955
Other expenses	8,740	6,864	6,531
Total expenses	605,296	401,330	383,886
Income before federal income taxes	17,976	61,444	56,985
Federal income tax expense (benefit):			
Current	7,699	14,408	12,136
Deferred	(10,338)	(678)	2,033
Total federal income taxes	(2,639)	13,730	14,169
Net income	$ 20,615	47,714	42,816
Earnings per common share:			
Basic	$ 0.53	1.24	1.05
Diluted	$ 0.52	1.21	1.03
Dividends paid per common share	$ 0.13	0.12	0.11

See accompanying notes to consolidated financial statements.

STATE AUTO FINANCIAL CORPORATION AND SUBSIDIARIES
(a majority-owned subsidiary of State Automobile Mutual Insurance Company)

Consolidated Statements of Stockholders' Equity *(in thousands)*

	Common Shares	Common Stock	Treasury Shares	Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance-December 31, 1998	42,040	$105,100	13	$(167)	$41,539	$20,276	$174,076	$340,824
Net income							42,816	42,816
Unrealized losses, net of tax and reclassification adjustment						(20,120)		(20,120)
Comprehensive income								22,696
Issuance of common stock	315	788			1,139			1,927
Tax benefit from stock options exercised					258			258
Treasury shares acquired on stock option exercises			21	(222)				(222)
Treasury shares acquired under repurchase program			4,000	(46,199)				(46,199)
Stock options granted					242			242
Change in minority interest of subsidiary					(616)		92	(524)
Cash dividends paid							(1,315)	(1,315)
Balance-December 31, 1999	42,355	105,888	4,034	(46,588)	42,562	156	215,669	317,687
Net income							47,714	47,714
Unrealized gains, net of tax and reclassification adjustment						20,161		20,161
Comprehensive income								67,875
Issuance of common stock	271	676			1,120			1,796
Tax benefit from stock options exercised					189			189
Treasury shares acquired on stock option exercises			12	(149)				(149)
Treasury shares acquired under repurchase program			25	(301)				(301)
Stock options granted					524			524
Change in minority interest of subsidiary					(187)		22	(165)
Cash dividends paid							(1,397)	(1,397)
Balance-December 31, 2000	42,626	106,564	4,071	(47,038)	44,208	20,317	262,008	386,059
Net income							20,615	20,615
Unrealized losses, net of tax and reclassification adjustment						(8,287)		(8,287)
Comprehensive income								12,328
Issuance of common stock	419	1,049			1,604			2,653
Tax benefit from stock options exercised					1,140			1,140
Treasury shares acquired on stock option exercises			12	(187)				(187)
Treasury shares acquired under repurchase program			25	(388)				(388)
Stock options granted					154			154
Cash dividends paid							(1,566)	(1,566)
Balance-December 31, 2001	43,045	$107,613	4,108	$(47,613)	$47,106	$12,030	$281,057	$400,193

See accompanying notes to consolidated financial statements.

STATE AUTO FINANCIAL CORPORATION AND SUBSIDIARIES
(a majority-owned subsidiary of State Automobile Mutual Insurance Company)

Consolidated Statements of Cash Flows

	Year ended December 31		
	2001	2000	1999
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 20,615	47,714	42,816
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization, net	3,036	3,548	3,257
Net realized gains on investments	(1,962)	(5,255)	(2,555)
Changes in operating assets and liabilities:			
Deferred policy acquisition costs	(4,735)	(1,756)	(2,159)
Accrued investment income and other assets	(16,671)	(2,480)	1,218
Net prepaid pension expense	(5,606)	(4,168)	(2,116)
Postretirement benefit liabilities	1,396	3,746	654
Reinsurance recoverable on losses and loss expenses payable and prepaid reinsurance premiums	(7,943)	(763)	(4,721)
Other liabilities and due to/from affiliates, net	11,273	(7,106)	2,900
Losses and loss expenses payable	47,693	(440)	(7,099)
Unearned premiums	21,919	6,817	4,031
Federal income taxes	(14,139)	1,093	1,290
Cash provided from adding the former Meridian Mutual Insurance Company business to the reinsurance pool, effective 7/1/01	6,380	—	—
Cash provided from the change in the reinsurance pool participation percentage 10/1/01, 1/1/00 and 1/1/99, respectively	2,197	18,617	11,419
Cash provided from transfer of employees, effective 1/1/00	—	28,098	—
Net cash provided by operating activities	63,453	87,665	48,935
Cash flows from investing activities:			
Purchase of fixed maturities - available for sale	(246,269)	(187,724)	(207,768)
Purchase of equity securities	(16,437)	(15,783)	(25,567)
Maturities, calls and principal reductions of fixed maturities - held to maturity	11,612	4,600	11,776
Maturities, calls and principal reductions of fixed maturities - available for sale	38,552	22,355	25,516
Sale of fixed maturities - available for sale	149,043	71,530	113,671
Sale of equity securities	9,301	16,158	17,369
Net cash acquired on acquisition of Farmers Casualty Insurance Company	—	—	11,568
Net additions of property and equipment	(1,056)	(2,066)	(3,459)
Net cash used in investing activities	(55,254)	(90,930)	(56,894)
Cash flows from financing activities:			
Net proceeds from issuance of debt to affiliate	—	—	45,500
Net proceeds from issuance of common stock	2,466	1,708	1,928
Payments to acquire treasury shares	(388)	(301)	(46,199)
Payment of dividends	(1,566)	(1,397)	(1,315)
Net cash provided by (used in) financing activities	512	10	(86)
Net increase (decrease) in cash and cash equivalents	8,711	(3,255)	(8,045)
Cash and cash equivalents at beginning of year	21,305	24,560	32,605
Cash and cash equivalents at end of year	$ 30,016	21,305	24,560

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements of State Auto Financial Corporation include State Auto Financial Corporation (State Auto Financial) and its wholly-owned subsidiaries that consist of:

- State Auto Property and Casualty Insurance Company (State Auto P&C), a South Carolina corporation
- Milbank Insurance Company (Milbank), a South Dakota corporation
- Farmers Casualty Insurance Company (Farmers Casualty), an Iowa corporation
- State Auto Insurance Company (SAIC), an Ohio corporation
- State Auto National Insurance Company (National), an Ohio corporation
- Stateco Financial Services, Inc. (Stateco), an Ohio corporation
- Strategic Insurance Software, Inc. (S.I.S.), an Ohio corporation.

Mid-Plains Insurance Company (Mid-Plains), an Iowa corporation, is a wholly-owned subsidiary of Farmers Casualty. The financial statements also include the operations and financial position of 518 Property Management and Leasing, LLC (518 PML), whose members are State Auto P&C and Stateco.

In August 1998, State Auto Financial purchased $9.0 million of surplus notes from Farmers Casualty Company Mutual (FCCM), an Iowa domiciled standard property casualty insurer. In 1998, a plan to convert FCCM into a stock insurance company was approved by the board of FCCM, its policyholders and the Iowa Division of Insurance. The plan of conversion contemplated that State Auto Financial, in exchange for the redemption of the surplus notes, would acquire the newly issued shares of Farmers Casualty. Effective January 1, 1999, FCCM, renamed Farmers Casualty Insurance Company, became a wholly-owned subsidiary of State Auto Financial.

State Auto Financial, an Ohio corporation, is a majority-owned subsidiary of State Automobile Mutual Insurance Company (Mutual), an Ohio corporation. State Auto Financial and subsidiaries are referred to herein as "the Companies" or "the Company." All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Description of Business

The Company, through State Auto P&C, Milbank, Farmers Casualty and SAIC, provides standard personal and commercial insurance to its policyholders. Their principal lines of business include personal and commercial automobile, homeowners, commercial multi-peril, workers' compensation, general liability and fire insurance. National and Mid-Plains provide nonstandard automobile insurance. State Auto P&C, Milbank, Farmers Casualty, SAIC, National, and Mid-Plains operate primarily in the central and eastern United States, excluding New York, New Jersey, and the New England states, through the independent insurance agency system. State Auto P&C, Milbank, Farmers Casualty, SAIC, National and Mid-Plains are chartered and licensed as property and casualty insurers in the states of South Carolina, South Dakota, Iowa, Ohio (SAIC and National) and Iowa, respectively, and are licensed in various other states. As such, they are subject to the regulations of the applicable Departments of Insurance of their respective states of domicile (the Departments) and the regulations of each state in which they operate. These property and casualty insurance companies undergo periodic financial examination by the Departments and insurance regulatory agencies of the states that choose to participate.

Through State Auto P&C, effective January 1, 2000, the Company provides management and operation services under new management agreements for all insurance and non-insurance affiliates. Pursuant to these agreements, the Company received approximately $28.1 million equal to the net pension and postretirement plan benefit liabilities assumed relating to the transfer to the Company of all employees from Mutual and other affiliated companies. Prior to January 1, 2000, the Company, through State Auto P&C, provided executive insurance management services to all insurance affiliates.

SAIC was formed in 1999 to engage in the business of providing standard personal insurance to its policyholders through the use of leading edge technology within the independent agency system. Effective January 1, 2000, SAIC was chartered and licensed as a property and casualty insurer in the state of Ohio and began operations at that time.

Through Stateco, the Company provides investment management services to affiliated companies and also provides insurance premium finance services to customers of State Auto P&C, Mutual and Milbank.

The Company, through S.I.S., develops and sells software for the processing of insurance transactions,

Notes to Consolidated Financial Statements, Continued

database management for insurance agents and electronic interfacing of information between insurance companies and agencies. S.I.S. sells services and products to affiliated companies and their agents and markets similar services and products to nonaffiliated insurers and their agencies.

518 PML, an Ohio limited liability company, was formed to engage in the business of owning and leasing real and personal property to affiliated companies.

(c) Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which vary in certain respects from statutory accounting practices followed by State Auto P&C, Milbank, Farmers Casualty, SAIC, National and Mid-Plains that are prescribed or permitted by the Departments.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, revenues and expenses for the period then ended and the accompanying notes to the financial statements. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of losses and loss expenses payable. In connection with the determination of this estimate, management uses historical data and current business conditions to formulate estimates including assumptions related to the ultimate cost to settle claims. These estimates by their nature are subject to uncertainties for various reasons. The Company's results of operations and financial condition could be impacted in the future should the ultimate payments required to settle claims vary from the liability currently provided.

(d) Deferred Policy Acquisition Costs

Acquisition costs, consisting of commissions, premium taxes, and certain underwriting expenses related to the production of property and casualty business, are deferred and amortized ratably over the contract period. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. In determining estimated realizable value, the computation gives effect to the premium to be earned, losses and loss expenses to be incurred, and certain other costs expected to be incurred as premium is earned, without credit for anticipated investment income. These amounts are based on estimates and accordingly, the actual realizable value may vary from the estimated realizable value. Net deferred policy acquisition costs were:

	Year ended December 31		
	2001	2000	1999
	(dollars in thousands)		
Balance, beginning of year	$ 32,458	28,936	24,799
Acquisition costs deferred	143,651	101,305	96,578
Amortized to expense during the year	109,022	97,783	92,441
Balance, end of year	$ 67,087	32,458	28,936

(e) Investments

Investments in fixed maturities, where the Companies have the ability and intent to hold to maturity, are carried at amortized cost. Mortgage-backed securities are carried at amortized cost using the scientific method of amortization including anticipated prepayments. Prepayment assumptions are obtained from a pricing service and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities. For fixed maturities classified as held to maturity, unrealized holding gains or losses are not reflected in the accompanying consolidated financial statements. Investments in fixed maturity and equity securities held as available for sale are carried at fair value. The unrealized holding gains or losses, net of applicable deferred taxes, are shown as a separate component of stockholders' equity as accumulated other comprehensive income and as such are not included in the determination of net income. Gains and losses on the sale of equity securities are computed using the first-in, first-out method. The Company regularly reviews its investments based on current economic conditions, credit loss experience and other factors. If there is a decline in an investment's fair value that is determined to be other than temporary, it is treated as a realized loss and the cost basis of the investment is reduced to its estimated fair value.

Notes to Consolidated Financial Statements, Continued

(f) Goodwill

Goodwill represents the excess of cost of acquisition over the fair value of the net assets acquired and is being amortized using the straight-line method over 15 years. Accumulated amortization is $1,863,657 and $1,605,000 at December 31, 2001 and 2000, respectively. See related goodwill discussion at note 1(n).

(g) Losses and Loss Expenses Payable

Losses and loss expenses payable are based on formula and case-basis estimates for reported claims, and on estimates, based on experience and perceived trends, for unreported claims and loss expenses. The liability for unpaid losses and loss expenses, net of estimated salvage and subrogation recoverable of $26,216,000 and $13,403,000 at December 31, 2001 and 2000, respectively, has been established to cover the estimated ultimate cost of insured losses. The amounts are necessarily based on estimates of future rates of inflation and other factors, and accordingly there can be no assurance that the ultimate liability will not vary from such estimates. The estimates are continually reviewed and adjusted as necessary; such adjustments are included in current operations (see note 4). Salvage and subrogation recoverables are estimated using historical experience. As such, losses and loss expenses payable represent management's best estimate of the ultimate liability related to reported and unreported claims.

(h) Premium Revenues

Premiums are recognized as earned using the monthly pro rata method over the contract period.

(i) Management Services Income

Management services income includes income for management and operations services provided by State Auto P&C in 2001 and 2000 and executive insurance management services provided in 1999 and income for investment management services provided by Stateco. See note 6(d) regarding the Company's resolution of its disagreement with the Ohio Department of Insurance (ODI) regarding its recognition of management and operations service fee revenue paid by Mutual in 2001. Management and operations services income in 2001 and 2000, to the extent certain operational ratios are achieved, is recognized quarterly based on a percentage of the three year average of each managed company's adjusted surplus or equity, whereas in 1999 executive management income was based on a five year average of each managed insurer's adjusted statutory surplus. Midwest Security Insurance Company (Midwest Security), a wholly-owned subsidiary of Mutual, is an exception to this, calculating its fee based on a percentage of quarterly direct premiums written. Investment management income is recognized quarterly based on a percentage of the average fair value of investable assets and the performance of the equity portfolio of each company managed.

(j) Software Revenue Recognition

S.I.S. recognizes revenue from license fees when the product is delivered and service revenue when services are performed. Costs of developing and testing new or enhanced software products are capitalized and are amortized on a product-by-product basis utilizing the straight-line method over a period not to exceed three years. Unamortized software development costs of $186,000 and $626,000 are included in accrued investment income and other assets at December 31, 2001 and 2000, respectively. Software amortization, included in other expenses, was $440,000, $622,000 and $614,000 in 2001, 2000 and 1999, respectively.

(k) Federal Income Taxes

The Company files a consolidated federal income tax return and pursuant to an agreement, each entity within the consolidated group pays its share of federal income taxes based on separate return calculations.

Income taxes are accounted for using the liability method. Using this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(l) Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

(m) Other Comprehensive Income

Comprehensive income is defined as all changes in an enterprise's equity during a period other than those

Notes to Consolidated Financial Statements, Continued

resulting from investments by owners and distributions to owners. Comprehensive income includes net income and other comprehensive income. Other comprehensive income includes all other non-owner related changes to equity and represents net unrealized gains and losses on available-for-sale fixed maturities and equity securities.

Separate presentation of the accumulated balance of other comprehensive income within the equity section of the statement of financial position is also required. The Company has presented the required displays of total comprehensive income and its components, within the "Consolidated Statements of Stockholders' Equity." See additional disclosures at note 13.

(n) New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwilll and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules beginning in the first quarter of 2002. The Company has determined that the adoption of the statements will not have a material impact on the Company's financial position and results of operations.

(2) Investments

Realized and unrealized gains and losses are summarized as follows:

	Year ended December 31		
	2001	2000	1999
		(in thousands)	
Realized gains:			
Fixed maturities available for sale	$ 3,072	791	1,336
Equity securities	2,258	5,959	3,642
Total realized gains	5,330	6,750	4,978
Realized losses:			
Fixed maturities available for sale	114	827	488
Equity securities	3,254	668	1,896
Other	—	—	39
Total realized losses	3,368	1,495	2,423
Net realized gains on investments	$ 1,962	5,255	2,555
Increase (decrease) in unrealized holding gains — Equity securities	$(4,608)	(2,123)	3,252
Increase (decrease) in unrealized holding gains — Fixed maturities available for sale at fair value	(8,134)	33,195	(34,081)
Change in deferred unrealized gain	(7)	(55)	(125)
Deferred federal income taxes thereon	4,462	(10,856)	10,834
Increase (decrease) in net unrealized holding gains or losses	$(8,287)	20,161	(20,120)

Notes to Consolidated Financial Statements, Continued

The Company's investments in held to maturity and available for sale securities are summarized as follows:

Held to maturity at December 31, 2001:	Cost or amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
		(in thousands)		
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 2,015	73	—	2,088
Obligations of states and political subdivisions	7,011	403	—	7,414
Mortgage-backed securities: U.S. government agencies	18,380	790	—	19,170
Total	$ 27,406	1,266	—	28,672
Available for sale at December 31, 2001:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 60,623	2,051	286	62,388
Obligations of states and political subdivisions	831,865	12,799	9,014	835,650
Corporate securities	110,549	3,050	789	112,810
Mortgage-backed securities: U.S. government agencies	30,777	938	20	31,695
Mortgage-backed securities: Corporate.	8,725	139	2	8,862
Total fixed maturities	1,042,539	18,977	10,111	1,051,405
Equity securities	50,361	13,794	4,310	59,845
Total	$1,092,900	32,771	14,421	1,111,250

Held to maturity at December 31, 2000:	Cost or amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
		(in thousands)		
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 2,276	38	—	2,314
Obligations of states and political subdivisions	7,026	354	—	7,380
Mortgage-backed securities	30,005	555	29	30,531
Total	$ 39,307	947	29	40,225
Available for sale at December 31, 2000:				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 66,434	1,250	648	67,036
Obligations of states and political subdivisions	513,311	15,634	874	528,071
Corporate securities	33,259	897	266	33,890
Mortgage-backed securities: U.S. government agencies	23,298	978	22	24,254
Total fixed maturities	636,302	18,759	1,810	653,251
Equity securities	44,220	17,768	3,676	58,312
Total	$ 680,522	36,527	5,486	711,563

Deferred federal income taxes on the net unrealized holding gain for available for sale investments was $6,478,000 and $10,940,000 at December 31, 2001 and 2000, respectively.

Notes to Consolidated Financial Statements, Continued

The amortized cost and fair value of fixed maturities segregated by held to maturity and available for sale, at December 31, 2001, by contractual maturity, are summarized as follows:

	Held to maturity		Available for sale	
	Amortized cost	Fair value	Amortized cost	Fair value
	(in thousands)			
Due after 1 year or less	$ 1,503	1,542	4,730	4,774
Due after 1 year through 5 years	512	546	59,972	62,180
Due after 5 years through 10 years	7,011	7,414	187,667	191,815
Due after 10 years	—	—	750,668	752,079
	9,026	9,502	1,003,037	1,010,848
Mortgage-backed securities	18,380	19,170	39,502	40,557
	$27,406	28,672	1,042,539	1,051,405

Expected maturities may differ from contractual maturities because the issuers may have the right to call or prepay the obligations with or without call or prepayment penalties.

Fixed maturities with carrying values of approximately $27,666,000 and $21,633,000 were on deposit with regulators as required by law or specific escrow agreement at December 31, 2001 and 2000, respectively.

Components of net investment income are summarized as follows:

	Year ended December 31		
	2001	2000	1999
	(in thousands)		
Fixed maturities	$41,262	36,568	32,096
Equity securities	996	848	678
Cash and cash equivalents	5,756	1,926	1,707
Investment income	48,014	39,342	34,481
Investment expenses	639	427	219
Net investment income	$47,375	38,915	34,262

The Company's current investment strategy does not rely on the use of derivative financial instruments.

See note 3 for additional fair value disclosures.

(3) Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Investment securities: Fair values for investments in fixed maturities are based on quoted market prices, where available. For fixed maturities not actively traded, fair values are estimated using values obtained from independent pricing services. The fair values for equity securities are based on quoted market prices.

Cash and cash equivalents: The carrying amounts reported in the balance sheets for these instruments approximate their fair value.

Notes to Consolidated Financial Statements, Continued

(4) Losses and Loss Expenses Payable

Activity in the liability for losses and loss expenses is summarized as follows:

	Year ended December 31		
	2001	2000	1999
	(in thousands)		
Losses and loss expenses payable, net of reinsurance recoverables, at beginning of year	$236,653	221,682	205,034
Incurred related to:			
Current year	366,348	277,805	271,507
Prior years	60,726	(5,638)	(6,878)
Total incurred	427,074	272,167	264,629
Paid related to:			
Current year	240,508	164,620	168,512
Prior years	144,862	104,871	100,349
Total paid	385,370	269,491	268,861
Impact of adding the former Meridian Mutual Insurance Company to the Pooling Arrangement, effective July 1, 2001 (note 6)	75,575	—	—
Impact of pooling change, October 1, 2001, January 1, 2000 and 1999, respectively (note 6)	156,009	12,295	7,633
Impact of acquisition of Farmers Casualty and Mid-Plains, January 1, 1999 (note 1(a))	—	—	13,247
Losses and loss expenses payable, net of reinsurance recoverables, at end of year	$509,941	236,653	221,682

Losses and loss expenses incurred increased by $60,726,000 in 2001, and decreased by $5,638,000 in 2000 and $6,878,000 in 1999, respectively, for claims that had occurred in prior years. The increase of $60,726,000 in 2001, for claims occurring in prior years, is the result of reserve strengthening that occurred on the former Meridian Mutual Insurance Company (Meridian Mututal) business in order to bring these claim reserves in line with historic State Auto adequacy levels as well as the result of ongoing analysis of recent loss development trends. See note 6(a) regarding discussion of the Meridian Mutual business assumed by the Pooled Subsidiaries. The change in the incurred losses related to prior years over the two year period ending December 31, 2000 has resulted primarily from development in the long-tail lines such as general liability, commercial auto liability, workers' compensation and no-fault insurance. Because of the nature of the business written over the years, the Company's management believes that the Company has limited exposure to environmental claim liabilities.

Notes to Consolidated Financial Statements, Continued

(5) Reinsurance

In the ordinary course of business, the Company assumes and cedes reinsurance with other insurers and reinsurers and are members in various pools and associations. See Note 6(a) for discussion of reinsurance with affiliates. The voluntary arrangements provide greater diversification of business and limit the maximum net loss potential arising from large risks and catastrophes. Most of the ceded reinsurance is effected under reinsurance contracts known as treaties; some is by negotiation on individual risks. Although the ceding of reinsurance does not discharge the original insurer from its primary liability to its policyholder, the insurance company that assumes the coverage assumes the related liability.

Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. The recoverability of these assets depends on the reinsurers' ability to perform under the reinsurance agreements. The Company evaluates and monitors the financial condition and concentrations of credit risk associated with its reinsurers under voluntary reinsurance arrangements to minimize its exposure to significant losses from reinsurer insolvencies. The Company has reported ceded losses and loss expenses payable and prepaid reinsurance premiums with other insurers and reinsurers as assets. All reinsurance contracts provide indemnification against loss or liability relating to insurance risk and have been accounted for as reinsurance. Prior to the reinsurance transaction with Mutual under the Pooling Arrangement, as discussed in note 6(a), the effect of the Company's reinsurance on its balance sheets and income statements, is as follows:

	December 31	
	2001	2000
	(in thousands)	
Losses and loss expenses payable:		
Direct	$240,012	229,422
Assumed	3,837	5,035
Ceded	(7,742)	(7,930)
Net losses and loss expenses payable	$236,107	226,527
Unearned premiums:		
Direct	$189,800	159,173
Assumed	1,107	1,214
Ceded	(4,955)	(3,131)
Net unearned premiums	$185,952	157,256

	Year ended December 31		
	2001	2000	1999
		(in thousands)	
Written premiums:			
Direct	$ 501,250	439,623	436,150
Assumed	4,196	4,678	8,281
Ceded	(15,447)	(10,905)	(11,216)
Net written premiums	$ 489,999	433,396	433,215
Earned premiums:			
Direct	$ 472,766	432,318	429,577
Assumed	4,304	5,166	10,822
Ceded	(13,623)	(10,864)	(13,698)
Net earned premiums	$ 463,447	426,620	426,701
Losses and loss expenses incurred:			
Direct	$ 328,363	297,757	289,162
Assumed	3,054	3,726	10,803
Ceded	(5,549)	(2,165)	(9,736)
Net losses and loss expenses incurred	$ 325,868	299,318	290,229

Notes to Consolidated Financial Statements, Continued

(6) Transactions with Affiliates

(a) Reinsurance

State Auto P&C, Milbank, Farmers Casualty, SAIC (the Pooled Subsidiaries) and Midwest Security participate in a quota share reinsurance pooling arrangement (the Pooling Arrangement) with Mutual whereby the Pooled Subsidiaries and Midwest Security cede to Mutual all of their insurance business and assume from Mutual an amount equal to their respective participation percentages in the Pooling Arrangement. All premiums, losses and loss expenses and underwriting expenses are allocated among the participants on the basis of each company's participation percentage in the Pooling Arrangement. The Pooling Arrangement provides indemnification against loss or liability relating to insurance risk and has been accounted for as reinsurance.

Since 1998, State Auto P&C, Milbank and Midwest Security have participated in the Pooling Arrangement with Mutual. On January 1, 1999, Farmers Casualty was acquired by State Auto Financial and became a participant in the Pooling Arrangement on that same date, at which time the Pooled Subsidiaries' aggregate participation increased from 47% to 50%. In conjunction with this change in pool participation, the Pooled Subsidiaries received cash from Mutual of $11.4 million, which related to the additional net insurance liabilities assumed by the Pooled Subsidiaries on January 1, 1999. Effective January 1, 2000, the Pooling Arrangement was amended to make SAIC a participant in the Pooling Arrangement and the Pooled Subsidiaries aggregate participation increased to 53%. In conjunction with this change in pool participation, the Pooled Subsidiaries received cash from Mutual of $18.6 million, which related to the additional net insurance liabilities assumed by the Pooled Subsidiaries on January 1, 2000. In 2000, Mutual entered into an agreement with Meridian Mutual Insurance Company (Meridian Mutual), an Indiana domiciled property and casualty insurance company, pursuant to which Meridian Mutual would be merged with and into Mutual, with Mutual continuing as the surviving corporation. The effective date of the merger transaction was June 1, 2001. With the merging of Meridian Mutual into Mutual, all insurance business that had been written by Meridian Mutual became, legally, Mutual business. For the period June 1, 2001 through June 30, 2001, the insurance business formerly known as the Meridian Mutual business prior to the June 1 merger transaction was excluded from the Pooling Arrangement. Effective July 1, 2001, the insurance business of the former Meridian Mutual became part of the Pooling Arrangement, and the Pooled Subsidiaries assumed 53% of the former Meridian Mutual business on this same date. Concurrently, with this transaction, the Pooled Subsidiaries received cash of $6.4 million and fixed maturities totaling $109.7 million from Mutual which related to the additional net insurance liabilities assumed by the Pooled Subsidiaries on July 1, 2001. As part of the resolution of the disagreement with the ODI regarding the recognition of the service fee revenue paid by Mutual to State Auto P&C (see note 6(d)), the Pooled Subsidiaries aggregate participation in the Pooling Arrangement was increased to 80%, effective October 1, 2001. In conjunction with this change in pool participation, the Pooled Subsidiaries received cash of $2.2 million and fixed maturities totaling $236.3 million from Mutual, which related to the additional net insurance liabilities assumed on October 1, 2001. All parties that participate in the Pooling Arrangement have an A. M. Best rating of A+ (Superior).

Notes to Consolidated Financial Statements, Continued

The Pooling Arrangement does not relieve each individual pooled subsidiary of its primary liability as the originating insurer, consequently, there is a concentration of credit risk arising from business ceded to Mutual. As the Pooling Arrangement provides for the right of offset, the Company has reported losses and loss expenses payable and prepaid reinsurance premiums to Mutual as assets only in situations when net amounts ceded to Mutual exceed that assumed. The following provides a summary of the reinsurance transactions on the Company's balance sheets and income statements for the Pooling Arrangement between the Pooled Subsidiaries and Mutual:

	December 31	
	2001	2000
	(in thousands)	
Losses and loss expenses payable:		
Ceded	$(219,851)	(212,614)
Assumed	499,862	222,740
Net assumed	$280,011	10,126
Unearned premiums:		
Ceded	$(172,265)	(149,854)
Assumed	310,853	141,410
Net assumed (ceded)	$138,588	(8,444)

	Year ended December 31		
	2001	2000	1999
		(in thousands)	
Written premiums:			
Ceded	$(448,331)	(405,397)	(403,679)
Assumed	529,253	370,576	356,609
Earned premiums:			
Ceded	$(426,880)	(399,057)	(395,698)
Assumed	515,619	367,275	358,700
Losses and loss expenses incurred:			
Ceded	$(298,755)	(277,340)	(268,536)
Assumed	406,138	250,189	242,935

Effective with the June 1, 2001 merger transaction of Meridian Mutual into Mutual, Mutual also acquired all of the outstanding shares of Meridian Insurance Group, Inc. (MIGI), an Indiana domiciled insurance holding company. MIGI's wholly-owned insurance subsidiaries are Meridian Security Insurance Company, an Indiana domiciled property and casualty insurer, Meridian Citizens Security Insurance Company, an Indiana domiciled property and casualty insurer, and Insurance Company of Ohio, an Ohio domiciled property and casualty insurer. MIGI is also party to an affiliation agreement with Meridian Citizens Mutual Insurance Company, an Indiana domiciled property and casualty insurer. Collectively, the MIGI insurer subsidiaries and affiliates are hereafter collectively referred to as the "Meridian Insurers".

Mutual, State Auto P&C, Milbank, Midwest Security, Farmers Casualty, SAIC, National, Mid Plains, and, effective June 1, 2001, the Meridian Insurers, are participants in a catastrophe reinsurance program. Collectively, these participants in the catastrophe reinsurance program are referred to as the "State Auto Insurance Companies." State Auto P&C assumed catastrophe reinsurance from Mutual, Milbank, Midwest Security, Farmers Casualty, SAIC, National, Mid-Plains and the Meridian Insurers in the amount of $115 million excess of $120 million. Effective November 2001, the catastrophe reinsurance program was renegotiated whereby State Auto P&C assumed $100 million excess of $120 million. Under this agreement, the Company has assumed from Mutual and its affiliate premiums written and earned of $3,021,000, $3,129,000 and $2,355,000 for

Notes to Consolidated Financial Statements, Continued

2001, 2000 and 1999, respectively. There have been no losses assumed under this agreement. The catastrophe reinsurance program with State Auto P&C has been excluded from the Pooling Arrangement.

To protect against a catastrophe loss event, in which the State Auto Insurance Companies would incur catastrophe losses in excess of $120 million, State Auto Financial entered into a structured contingent financing transaction with a financial institution and a syndicate of other lenders (the Lender) to provide (effective November 2001) up to $100 million for reinsurance purposes. In the event of such a loss, this arrangement provides that State Auto Financial would sell redeemable preferred shares to SAF Funding Corporation, a special purpose company (SPC), which would borrow the money necessary for such purchase from the Lenders. This arrangement with the Lenders, SPC and State Auto Financial is a financing arrangement, whereby State Auto Financial would receive cash funding in the event of a catastrophe event as described above. State Auto Financial would then contribute to State Auto P&C the funds received from the sale of its preferred shares. State Auto P&C would use the contributed capital proceeds to pay its direct catastrophe losses and losses assumed under the catastrophe reinsurance agreement. State Auto Financial is obligated to repay SPC by redeeming the preferred shares over a five-year period. In the event of a default by State Auto Financial, the obligation to repay SPC has been secured by a Put Agreement among State Auto Financial, Mutual and the Lenders, under which Mutual would be obligated to either purchase the preferred shares from the SPC or repay the SPC for the loan(s) outstanding.

For the period October 1, 2001 through December 31, 2003, Mutual entered into a stop loss reinsurance arrangement (Stop Loss) with the Pooled Subsidiaries. Under the Stop Loss, Mutual has agreed to participate in the Pooling Arrangement's quarterly underwriting losses and gains in the manner described. If the Pooling Arrangement's statutory loss and loss adjustment expense ratio (loss ratio) is between 70.75% and 80% (after the application of all available reinsurance), Mutual will reinsure the Pooled Subsidiaries 27% of the Pooling Arrangement's losses in excess of a loss ratio of 70.75% up to 80.00%. The Pooled Subsidiaries would be responsible for their share of the Pooling Arrangement's losses over the 80% threshold. Also, Mutual will have the right to participate in the profits of the Pooling Arrangement. Mutual will assume 27% of the Pooling Arrangement's underwriting profits attributable to loss ratios less than 69.25%, but more than 59.99%. During 2001, the Pooled Subsidiaries ceded to Mutual, $6,177,000 under the Stop Loss, which has been reflected in reinsurance recoverable on losses and loss expenses payable at December 31, 2001, while no premium was assumed by Mutual under the Stop Loss.

(b) Intercompany Balances

Pursuant to the Pooling Arrangement, Mutual is responsible for the collection of premiums and payment of losses, loss expenses and underwriting expenses of the Pooled Subsidiaries. Unpaid balances are reflected in due to or due from affiliates in the accompanying consolidated balance sheets. Settlements of the intercompany account are made quarterly. No interest is paid on this account. All premium balance receivables and reinsurance recoverable on paid losses from unaffiliated reinsurers are carried by Mutual. The Company had off-balance-sheet credit risk of approximately $123 million and $60 million related to premium balances due to Mutual from agents and insureds at December 31, 2001 and 2000, respectively.

(c) Note Payable

In 1999, State Auto Financial entered into a line of credit agreement with Mutual for $45.5 million in conjunction with its stock repurchase program, at an interest rate of 6.0%. See related footnote at note 9(a). Principal payment is due on demand after December 31, 2000, with final payment to be received on or prior to December 31, 2005. The interest rate is adjustable annually after the year 2000 to reflect adjustments in the then current prime lending rate as well as State Auto Financial's current financial position. Interest rate for the year 2002 is 4.75% and in 2001 was 5.0%. Interest expense on the loan from Mutual was $2,275,000, $2,730,000 and $955,000 in 2001, 2000 and 1999, respectively.

Notes to Consolidated Financial Statements, Continued

(d) Management Services

Effective January 1, 2000, State Auto P&C began providing management and operation services to Mutual and its insurance affiliate. Revenue relating to these services amount to $12,621,000 and $14,654,000 in 2001 and 2000, respectively. Prior to 2000, State Auto P&C provided Mutual and its insurance affiliate executive management services to oversee the insurance operations of these companies. Revenue relating to these services amounted to $4,908,000 in 1999. Stateco provides Mutual and its affiliate investment management services. Revenue related to these services amount to $2,965,000, $2,940,000 and $3,099,000 in 2001, 2000, and 1999, respectively.

During early 2001, the ODI requested that Mutual file an analysis with the ODI on a quarterly basis, starting with the quarter beginning January 1, 2001, that justified the apportionment of the management and operation services fee paid by Mutual to State Auto P&C under the accounting guidance outlined in Statement of Statutory Accounting Principles No. 70 – Allocation of Expenses. The Company believed its accounting for such service fee was consistent with all statutory accounting principles. On October 24, 2001, the board of directors of the Company and Mutual and special committees thereof approved a resolution of the disagreement between the Company and the ODI regarding the service fee paid by Mutual to State Auto P&C. The disagreement with ODI was resolved and ODI expressly did not take issue with Mutual's payment of the service fee to State Auto P&C for the nine-month period ending September 30, 2001 which amounted to $12.5 million, pre-tax, nor with Mutual's accounting for the service fee for this same time period. The ODI also approved regulatory filings, effective October 1, 2001, implementing a revised management agreement, changing the Pooled Subsidiaries pooling participation percentages and implementing a stop loss reinsurance arrangement. See note 6(a) regarding the change in the Pooled Subsidiaries pooling participation percentages and the implementation of a stop loss reinsurance arrangement.

Effective October 1, 2001, the management agreement between State Auto P&C and certain affiliate companies, including Mutual, was amended to eliminate the management and operations service fee charged by State Auto P&C. The management agreement continues to allocate costs and apportion those costs among the parties to the agreement in accordance with terms outlined therein. As a result of the loss of the management and operations services income under this management agreement, substantially all of State Auto P&C's services income has been eliminated, effective October 1, 2001. See note 14. The management agreement between State Auto P&C and Midwest Security was not affected by the disagreement or resolution with the ODI.

(e) Other Transactions

S.I.S. provides insurance software products and services to Mutual and its affiliate. Revenue relating to these services amount to $692,000, $900,000 and $1,109,000 in 2001, 2000 and 1999, respectively, and is included in other income. 518 PML leases assets to Mutual and its affiliate. Revenue relating to these services amount to $758,000, $646,000 and $567,000 in 2001, 2000 and 1999, respectively and is included in other income.

State Auto P&C's December 31, 1990 liability for losses and loss expenses of $65,464,000 has been guaranteed by Mutual. Pursuant to the guaranty agreement, all ultimate adverse development of the December 31, 1990 liability, if any, is to be reimbursed by Mutual to State Auto P&C in conformance with pooling percentages in place at that time. As of December 31, 2001, there has been no adverse development of the liability.

Notes to Consolidated Financial Statements, Continued

(7) Federal Income Taxes

A reconciliation between actual federal income taxes (benefit) and the amount computed at the indicated statutory rate is as follows:

	Year ended December 31					
	2001 Amount	%	2000 Amount	%	1999 Amount	%
			(in thousands)			
Amount at statutory rate	$ 6,291	35	21,505	35	19,947	35
Tax-free interest and dividends received deduction	(8,925)	(50)	(7,918)	(13)	(6,315)	(11)
Other, net	(5)	—	143	—	537	1
Effective tax rate	$ (2,639)	(15)	13,730	22	14,169	25

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

	December 31	
	2001	2000
	(in thousands)	
Deferred tax assets:		
Unearned premiums not deductible	$ 22,847	10,385
Losses and loss expenses payable discounting	19,767	9,219
Postretirement benefit liabilities	13,746	13,035
Other	1,982	2,110
Alternative minimum tax credit	1,410	—
Total deferred tax assets	59,752	34,749
Deferred tax liabilities:		
Deferral of policy acquisition costs	23,481	11,360
Net pension expense	13,993	12,628
Unrealized holding gain on investments	6,478	10,940
Other	2,000	1,311
Total deferred tax liabilities	45,952	36,239
Net deferred tax assets (liabilities)	$ 13,800	(1,490)

The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

Federal income taxes paid during 2001, 2000 and 1999 were $11,500,000, $12,638,000 and $12,621,000, respectively.

(8) (a) Pension Benefit Plans

Prior to 2000, State Auto P&C, Stateco and S.I.S., pursuant to an intercompany agreement, were participants, together with Mutual, in a defined benefit pension plan and a defined contribution plan that covered substantially all employees of Mutual and the Company.

Effective January 1, 2000, all employees of Mutual, Stateco and S.I.S., became employees of State Auto P&C, under new management agreements effective on that same date. See related discussion at Note (1)(b). Pursuant to the new management agreements, the Company paid cash of approximately $14.6 million to Mutual, equal to the net prepaid pension asset received.

The assets of the defined benefit pension plan are represented primarily by U.S. government and

Notes to Consolidated Financial Statements, Continued

agency obligations, bonds, and common stocks. The Company's policy is to fund pension costs in accordance with the requirements of the Employee Retirement Income Security Act of 1974. Benefits are determined by applying factors specified in the plan to a participant's defined average annual compensation.

Information regarding the funded status and net periodic pension benefit for the Company's participation in the defined benefit pension plan is as follows:

	December 31 2001	December 31 2000
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$ 87,093	44,016
Transfer in benefit obligation at beginning of year due to employee transfer	—	39,586
Service cost	3,537	3,339
Interest cost	6,750	6,728
Changes in plan provisions	—	1,205
Actuarial (gain) loss	9,145	(438)
Benefits paid	(9,048)	(7,343)
Benefit obligation at end of year	$ 97,477	87,093
Change in plan assets		
Fair value of plan assets at beginning of year	$162,658	84,883
Transfer in plan assets at beginning of year due to employee transfer	—	76,340
Actual return on plan assets	(17,413)	8,778
Benefits paid	(9,048)	(7,343)
Fair value of plan assets at end of year	$136,197	162,658
Funded status	$ 38,720	75,565
Unrecognized transition asset	(725)	(846)
Unrecognized prior service cost	2,263	2,470
Unrecognized net (gain) or loss	3,086	(39,451)
Net prepaid pension expense	$ 43,344	37,738

	Year ended December 31 2001	2000	1999
		(in thousands)	
Components of net periodic benefit			
Service cost	$ 3,537	3,339	2,047
Interest cost	6,750	6,728	3,278
Expected return on plan assets	(14,633)	(13,391)	(6,125)
Amortization of prior service cost	207	207	114
Amortization of transition asset	(121)	(121)	(124)
Amortization of net (gain) or loss	(1,346)	(930)	7
Net periodic benefit	$ (5,606)	(4,168)	(803)

Notes to Consolidated Financial Statements, Continued

	Year ended December 31		
	2001	2000	1999
Weighted-average assumptions as of December 31			
Discount rate	7.50%	8.00%	8.00%
Expected long-term rate of return on assets	9.00%	9.00%	9.00%
Rates of increase in compensation levels	5.00%	5.00%	5.00%

Effective January 1, 2000, the net prepaid pension expense is carried on the financial statements of the Company and the annual periodic pension benefit or cost is allocated to affiliated companies based on allocations pursuant to intercompany management agreements. The Company's share of the 2001 and 2000 net periodic benefit was $4.0 million and $2.6 million, respectively.

The Company maintains a defined contribution plan that covers substantially all employees of the Company. Contributions to the plan are based on employee contributions and the level of Company match. The Company's share of the expense under the plan totaled $1,120,000, $890,000 and $852,000 for the years 2001, 2000 and 1999, respectively.

(b) Postretirement Benefits

In addition to pension benefits, the Company provides certain health care and life insurance benefits for its eligible retired employees. Substantially all of the Company's employees may become eligible for these benefits if they retire between age 55 and 65 with 15 years or more of service or if they retire at age 65 or later with 5 years or more of service.

Prior to 2000, State Auto P&C, Stateco and S.I.S., pursuant to an intercompany agreement, were participants, together with Mutual, in a postretirement medical and life insurance benefit plan. The postretirement benefit obligation was immaterial to the consolidated balance sheet prior to 2000.

Effective January 1, 2000, all employees of Mutual, Stateco and S.I.S., became employees of State Auto P&C, under new management agreements effective on that same date. See related discussion at Note (1)(b). Pursuant to the new management agreements, the Company received cash of approximately $49.6 million from Mutual, equal to the funded status of the postretirement obligation assumed.

Plan assets are primarily composed of mutual funds and government securities.

Information regarding the funded status and net periodic benefit cost for the Company's participation in the postretirement benefit plan is as follows:

	2001	2000
	(in thousands)	
Change in benefit obligation		
Benefit obligation at beginning of year	$42,913	1,481
Transfer in benefit obligation at beginning of year due to employee transfer	—	43,632
Service cost	1,423	1,242
Interest cost	3,356	3,205
Actuarial gain	2,946	(5,247)
Employee contributions	(2,080)	(1,400)
Benefit obligation at end of year	$48,558	42,913
Change in plan assets		
Fair value of plan assets at beginning of year	$ 1,568	—
Transfer of plan assets at beginning of year due to employee transfer	—	1,479
Expected return on assets	133	126
Gain (loss) on assets	67	(37)
Fair value of plan assets at end of year	$ 1,768	1,568

Notes to Consolidated Financial Statements, Continued

	December 31 2001	December 31 2000
	(in thousands)	
Funded status at end of year	$(46,790)	(41,345)
Unrecognized transition asset	(38)	(41)
Unrecognized gain	(8,700)	(12,099)
Accrued postretirement benefit obligation at end of year	$(55,528)	(53,485)

	Year ended December 31 2001	Year ended December 31 2000
	(in thousands)	
Components of net periodic benefit cost		
Service cost	$ 1,423	1,242
Interest cost	3,356	3,205
Expected return on assets	(133)	(126)
Amortization of unrecognized amounts	(523)	(495)
Net periodic benefit cost	$ 4,123	3,826

An 8.0% weighted average discount rate was used for 2001 and 2000 to determine the accumulated postretirement benefit obligation. An 8.5% weighted average rate was used for 2001 and 2000 to determine the long-term rate of return on plan assets.

Effective January 1, 2000, the postretirement benefit liability is carried on the financial statements of the Company and the net periodic benefit cost is allocated to affiliated companies based on allocations pursuant to intercompany management agreements. The Company's share of the 2001 and 2000 net periodic cost was $3.0 million and $2.6 million, respectively.

The assumed rate of future increases in per capita cost of health care benefits was 10% for the first year and grading down 1% per year to an ultimate rate of 5%. The health care cost trend rate assumption affects the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by approximately $7,464,000 and would increase the medical service and interest cost by approximately $1,156,000.

The Company also has a supplemental executive retirement plan for which the accrued obligation at December 31, 2001 and 2000 was $1,709,000 and $2,356,000, respectively.

(9) Stockholders' Equity

(a) Treasury Shares

In May 1999, State Auto Financial's Board of Directors approved a plan to repurchase up to 4.0 million shares of its outstanding common stock over a period ending December 31, 2000. Repurchases were transacted to maintain the same ownership ratios between Mutual and the public as it existed in May 1999, with 69% repurchased from Mutual and 31% from the public. Through December 31, 1999 all 4.0 million shares were repurchased, with approximately 2.7 million shares repurchased from Mutual and 1.3 million shares from the public. In conjunction with the stock repurchase plan, State Auto Financial entered into a line of credit agreement with Mutual. See related footnote at note 6 (c).

In May 2000, State Auto Financial's Board of Directors approved a plan to repurchase up to 1.0 million shares of its common stock from the public over a period ending December 31, 2001. Through December 31, 2001, State Auto Financial repurchased 50,522 shares from the public. Repurchases during 2000 and 2001 were funded through dividends from subidiaries.

On March 1, 2002, the State Auto Financial's Board of Directors approved a plan to repurchase up to 1.0 million shares of common stock from the public over a period extending to and through December 31, 2003.

Notes to Consolidated Financial Statements, Continued

(b) Dividend Restrictions and Statutory Financial Information

State Auto P&C, Milbank, Farmers Casualty, SAIC and National are subject to regulations and restrictions under which payment of dividends from statutory earned surplus can be made to State Auto Financial during the year without prior approval of regulatory authorities. Pursuant to these rules, approximately $25.1 million is available for payment to State Auto Financial in 2002 without prior approval.

Reconciliations of statutory capital and surplus and net income (loss), as determined using statutory accounting practices, to the amounts included in the accompanying consolidated financial statements are as follows:

	December 31	
	2001	2000
	(in thousands)	
Statutory capital and surplus of insurance subsidiaries	$317,983	325,532
Net assets of noninsurance parent and affiliates	(21,033)	(25,744)
	296,950	299,788
Increases (decreases):		
Deferred policy acquisition costs	67,087	32,458
Losses and loss expenses payable	26,216	13,403
Net prepaid pension expense	43,344	37,738
Postretirement benefit liability	(19,708)	(18,478)
Deferred federal income taxes	(25,347)	(1,854)
Excess of statutory loss liabilities over case basis amounts	—	2,567
Fixed maturities at fair value	8,979	17,250
Goodwill	2,012	2,270
Other, net	660	917
Stockholders' equity per accompanying consolidated financial statements	$400,193	386,059

	Year ended December 31		
	2001	2000	1999
		(in thousands)	
Statutory net income (loss) of insurance subsidiaries	$(39,773)	43,991	36,601
Net income of noninsurance parent and affiliates	1,826	1,125	2,944
	(37,947)	45,116	39,545
Increases (decreases):			
Deferred policy acquisition costs	34,629	3,522	3,407
Losses and loss expenses payable	12,813	(103)	15
Net prepaid pension expense	1,131	640	2,578
Postretirement benefit expense	(1,230)	(1,150)	—
Deferred federal income taxes	10,673	401	(2,265)
Goodwill amortization	(258)	(258)	(258)
Other, net	804	(454)	(206)
Net income per accompanying consolidated financial statements	$ 20,615	47,714	42,816

Notes to Consolidated Financial Statements, Continued

In March 1998, the National Association of Insurance Commissioners revised the *Accounting Practices and Procedures Manual* for insurance companies in a process referred to as Codification. The revised manual became effective January 1, 2001. The revised manual changed, to some extent, prescribed statutory insurance accounting practices and resulted in changes to the accounting practices that the insurance subsidiaries of State Auto Financial use to prepare its statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised *Accounting Practices and Procedures Manual* was reported as an adjustment to statutory surplus as of January 1, 2001. The adoption of Codification, as of January 1, 2001, increased statutory surplus of the insurance subsidiaries of State Auto Financial by approximately $19.3 million.

(10) Preferred Stock

State Auto Financial has authorized two classes of preferred stock. For both classes, upon issuance, the Board of Directors has authority to fix and determine the significant features of the shares issued, including, among other things, the dividend rate, redemption price, redemption rights, conversion features and liquidation price payable in the event of any liquidation, dissolution, or winding up of the affairs of State Auto Financial. See note 6 (a) regarding State Auto Financial's obligation to issue redeemable preferred shares to SPC in connection with its catastrophic reinsurance arrangements with a financial institution.

The Class A preferred stock is not entitled to voting rights until, for any period, dividends are in arrears in the amount of six or more quarterly dividends.

(11) Stock Incentive Plans

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock incentive plans. For stock options granted to employees of Mutual in 1999, the Company also followed APB 25 and related Interpretations, as the Company deemed such employees to be common law employees of the Company. Compensation cost charged against operations in 2001, 2000 and 1999 were $14,000, $31,000 and $137,000, respectively, for those employee stock options granted where the exercise price was less than the market price of the underlying stock on the date of grant. Had compensation cost for the Company's plans been determined based on the fair values at the grant dates consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," (SFAS No. 123), the Company's pro forma net earnings and net earnings per share information would have been as follows:

	2001	2000	1999
	(in thousands, except per share figures)		
Pro forma net earnings	$18,865	45,784	41,414
Pro forma net earnings per common share			
Basic	$ 0.49	1.19	1.02
Diluted	$ 0.48	1.17	1.00

The fair value of options granted in 2001, 2000 and 1999 were estimated at the date of grant using the Black-Scholes option-pricing model. The weighted average fair values and related assumptions for options granted were as follows:

	2001	2000	1999
Fair value	$ 6.79	4.66	4.49
Dividend yield	.90%	.90%	.90%
Risk free interest rate	4.85%	6.51%	5.77%
Expected volatility factor	.36	.34	.32
Expected life (years)	6.7	7.2	5.7

Notes to Consolidated Financial Statements, Continued

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company has stock option plans for certain directors and key employees. In May 2000, the Company's 1991 Stock Option Plan and 1991 Directors' Stock Option Plan were replaced with the 2000 Stock Option Plan (Key Employee Plan) and the 2000 Directors Stock Option Plan (Nonemployee Director Plan), respectively, upon approval of shareholders at the 2000 annual meeting of shareholders. The Nonemployee Directors' Plan provides each nonemployee director an option to purchase 1,500 shares of common stock following each annual meeting of the shareholders at an option price equal to the fair market value at the close of business on the date of the annual meeting. The Company has reserved 300,000 shares of common stock under this plan. These options are exercisable at issuance to 10 years from date of grant. The Key Employee's Plan provides that qualified stock options may be granted at an option price not less than fair market value at date of grant and that nonqualified stock options may be granted at any price determined by the options committee of the Board of Directors. The Company has reserved 5,000,000 shares of common stock under this plan. These options are exercisable at such time or times as may be determined by a committee of the Company's Board of Directors. Normally, these options are exercisable from 1 to 10 years from date of grant.

The Company has an employee stock purchase plan with a dividend reinvestment feature, under which employees of the Company may choose at two different specified time intervals each year to have up to 6% of their annual base earnings withheld to purchase the Company's common stock. The purchase price of the stock is 85% of the lower of its beginning-of-interval or end-of-interval market price. The Company has reserved 2,400,000 shares of common stock under this plan. At December 31, 2001, 1,803,000 shares have been purchased under this plan.

The Company has a stock option incentive plan for certain designated independent insurance agencies that represent the Company and its affiliates. The Company has reserved 400,000 shares of common stock under this plan. The plan provides that the options become exercisable on the first day of the calendar year following the agency's achievement of specific production and profitability requirements over a period not greater than two calendar years from date of grant or a portion thereof in the first calendar year in which an agency commences participation under the plan. Options granted and vested under this plan have a 10-year term. The Company has accounted for the plan in its accompanying financial statements at fair value. The fair value of options granted was estimated at the reporting date or vesting date using the Black-Scholes option-pricing model. The weighted average fair value and related assumptions for 2001, 2000 and 1999, respectively, were as follows: fair value of $8.04, $10.91 and $4.02; dividend yield of .90% for all years; expected volatility factor of .34, .32 and .30; risk-free interest rate of 5.16%, 5.19% and 6.80%; and expected life of the option of 8.7, 9.0 and 9.7 years. Expense of $140,000, $493,000 and $105,000 associated with this plan was recognized in 2001, 2000 and 1999, respectively.

Notes to Consolidated Financial Statements, Continued

A summary of the Company's stock option activity and related information for these plans for the years ended December 31, 2001, 2000 and 1999, follows:

	2001		2000		1999	
	Options	Weighted - Average Exercise Price	Options	Weighted - Average Exercise Price	Options	Weighted - Average Exercise Price
	(numbers in thousands, except per share figures)					
Outstanding, beginning of year	2,852	$8.28	2,546	$7.76	2,272	$ 6.76
Granted	299	16.53	492	10.29	453	11.24
Exercised	315	4.39	(129)	4.32	(165)	3.34
Canceled	(39)	10.16	(57)	11.15	(14)	10.52
Outstanding, end of year	2,797	8.70	2,852	8.28	2,546	7.76

A summary of information pertaining to options outstanding and exercisable as of December 31, 2001 follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted - Average Remaining Contractual Life	Weighted - Average Exercise Price	Number	Weighted - Average Exercise Price
	(numbers in thousands, except per share figures)				
Less than $5.00	521	1.2	$ 4.31	521	$ 4.31
$5.01 - $10.00	883	4.1	6.58	872	6.56
Greater than $10.01	1,393	7.8	13.45	980	12.93
	2,797	5.4	9.58	2,373	8.70

(12) Net Earnings Per Common Share

The following table sets forth the compilation of basic and diluted net earnings per common share:

	Year ended December 31		
	2001	2000	1999
	(in thousands, except per share data)		
Numerator:			
Net earnings for basic and diluted earnings per common share	$20,615	47,714	42,816
Denominator:			
Weighted average shares for basic net earnings per common share	38,775	38,427	40,780
Effect of dilutive stock options	906	693	746
Adjusted weighted average shares for diluted net earnings per common share	39,681	39,120	41,526
Basic net earnings per common share	$ 0.53	1.24	1.05
Diluted net earnings per common share	$ 0.52	1.21	1.03

Notes to Consolidated Financial Statements, Continued

(13) Other Comprehensive Income

The related federal income tax effects of each component of other comprehensive income (loss) are as follows:

	Year ended December 31, 2001		
	Before-Tax Amount	Tax (Expense) or Benefit (in thousands)	Net-of-Tax Amount
Net unrealized holding losses on securities:			
Unrealized holding losses arising during 2001	$(10,787)	3,775	(7,012)
Reclassification adjustments for gains realized in net income	(1,962)	687	(1,275)
Net unrealized holding losses	(12,749)	4,462	(8,287)
Other comprehensive loss	$(12,749)	4,462	(8,287)

	Year ended December 31, 2000		
	Before-Tax Amount	Tax (Expense) or Benefit (in thousands)	Net-of-Tax Amount
Net unrealized holding gains on securities:			
Unrealized holding gains arising during 2000	$36,272	(12,695)	23,577
Reclassification adjustments for gains realized in net income	(5,255)	1,839	(3,416)
Net unrealized holding gains	31,017	(10,856)	20,161
Other comprehensive income	$31,017	(10,856)	20,161

	Year ended December 31, 1999		
	Before-Tax Amount	Tax (Expense) or Benefit (in thousands)	Net-of-Tax Amount
Net unrealized holding losses on securities:			
Unrealized holding losses arising during 1999	$(28,361)	9,926	(18,435)
Reclassification adjustments for gains realized in net income	(2,593)	908	(1,685)
Net unrealized holding losses	(30,954)	10,834	(20,120)
Other comprehensive loss	$(30,954)	10,834	(20,120)

(14) Reportable Segments

Prior to 2001 the Company had four reportable segments: standard insurance, nonstandard insurance, investment management services and management and operations services (prior to 2000, executive insurance management services). The reportable segments are business units managed separately because of the differences in products or service they offer and type of customer they serve.

The standard insurance segment provides personal and commercial insurance to its policyholders. Its principal lines of business include personal and commercial automobile, homeowners, commercial multi-peril, workers' compensation, general liability and fire insurance. The nonstandard insurance segment provides personal automobile insurance to policyholders that are typically rejected or canceled by standard insurance carriers because of poor loss experience or a history of late payment of premiums. Both the standard and nonstandard insurance segments operate primarily in the central and eastern United States, excluding New York, New Jersey, and the New England states, through the independent insurance agency system.

Effective July 1, 2001, with the Pooled Subsidiaries assumption of the former Meridian Mutual business through the Pooling Arrangement, as more fully described in note 6(a), the Company's standard and nonstandard insurance segments have been segregated into four reportable segments. While these segments offer similar products and services and operate in the same geographical locations within the United States, they differ within their operating measures, more specifically within their loss and profitability results. Consequently, the Company has defined the two insurance segments that existed

Notes to Consolidated Financial Statements, Continued

prior to 2001 to be State Auto standard insurance and State Auto nonstandard insurance and the former Meridian Mutual business assumed through the Pooling Arrangement by the Pooled Subsidiaries to be Meridian standard insurance and Meridian nonstandard insurance. Monitoring the performance of the Meridian segments allows management to review the results of its integration efforts of these segments while this business continues to be processed through the Meridian systems platform. As this business begins to migrate through new and renewal policy issuance on the State Auto systems platform where State Auto policies, pricing and underwriting philosophies are fully integrated, it is anticipated that the Meridian segments will decrease.

The investment management services segment manages the investment portfolios of affiliated insurance companies. The management and operations services segment provided employee services and managed the day-to-day operations of all affiliated Companies. As a result of the loss of the management and operations services income as described in note 6(d), the management and operations service segment will be included in the all other category for segment reporting beginning in the first quarter of 2002 as the results for this segment will no longer meet the quantitative thresholds for separate presentation as a reportable segment.

The Company evaluates performance of its reportable segments and allocates resources thereon based on profit or loss from operations, excluding net realized gains on investments on the Company's investment portfolio, before federal income taxes. The Company monitors its assets for the insurance segments on a legal entity basis, which for the Pooled Subsidiaries includes assets of three of the four reportable insurance segments (State Auto standard insurance, Meridian standard insurance and Meridian nonstandard insurance). The Company does not allocate assets to the management and operations services segment. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Revenue from segments in the other category is attributable to three other operating segments of the Company; an insurance software development and resale segment, a premium finance segment and a property management and leasing segment. These segments have never met the quantitative thresholds for individual presentation as reportable segments.

The following provides financial information regarding the Company's reportable segments:

	Year ended December 31		
	2001	2000	1999
		(in thousands)	
Revenues from external customers:			
State Auto standard insurance	$485,059	406,602	392,557
State Auto nonstandard insurance	37,536	29,595	32,973
Meridian standard insurance	72,825	—	—
Meridian nonstandard insurance	6,501	—	—
Investment management services	3,466	3,360	3,371
Management and operations services	12,621	14,654	5,628
All other	3,152	3,227	3,537
Total revenues from external customers	621,160	457,438	438,066
Intersegment revenues:			
State Auto standard insurance	128	162	120
Investment management services	3,553	2,884	2,575
Management and operations services	3,706	4,303	1,451
All other	1,800	1,744	1,676
Total intersegment revenues	9,187	9,093	5,822
Total revenue	630,347	466,531	441,578

Notes to Consolidated Financial Statements, Continued

	Year ended December 31 2001	2000	1999
	(in thousands)		
Reconciling items:			
Intersegment revenues	(9,187)	(9,093)	(5,822)
Corporate revenues	150	81	250
Net realized gains on investment	1,962	5,255	2,555
Total consolidated revenues	$623,272	462,774	440,871
Segment profit (loss):			
State Auto standard insurance	$ 45,664	35,579	41,146
State Auto nonstandard insurance	1,378	(116)	1,647
Meridian standard insurance	(44,397)	—	—
Meridian nonstandard insurance	(5,933)	—	—
Investment management services	5,965	5,354	5,191
Management and operations services	15,322	17,552	6,330
All other	1,004	905	1,238
Total segment profit	19,003	59,274	55,552
Reconciling items:			
Corporate expenses	(2,989)	(3,085)	(1,122)
Net realized gains on investments	1,962	5,255	2,555
Total consolidated income before federal income taxes	$ 17,976	61,444	56,985
Net investment income:			
State Auto standard insurance	$ 37,230	33,436	29,060
State Auto nonstandard insurance	1,997	1,899	1,839
Meridian standard insurance	3,595	—	—
Meridian nonstandard insurance	338	—	—
Investment management services	318	360	272
All other	193	244	268
Total net investment income	43,671	35,939	31,439
Reconciling items:			
Corporate net investment income	150	81	249
Reclassification adjustments in consolidation	3,554	2,895	2,574
Total consolidated net investment income	$ 47,375	38,915	34,262

	December 31 2001	2000
	(in thousands)	
Segment assets:		
Pooled Subsidiaries	$1,261,689	850,080
State Auto nonstandard insurance	67,043	48,811
Investment management services	8,698	6,879
All other	15,685	15,543
Total segment assets	1,353,115	921,313
Reconciling items:		
Corporate assets	3,559	1,150
Reclassification adjustments in consolidation	10,822	(24,357)
Total consolidated assets	$1,367,496	898,106

Notes to Consolidated Financial Statements, Continued

Revenues from external customers include the following products and services:

	Year ended December 31		
	2001	2000	1999
		(in thousands)	
Earned premiums			
State Auto standard insurance:			
Automobile	$237,401	203,967	204,155
Homeowners and farmowners	77,105	67,247	63,666
Commercial multi-peril	31,215	25,349	23,902
Workers' compensation	15,365	10,628	10,764
Fire and allied	36,031	27,848	25,763
Other and products liability	21,875	21,924	20,052
Other lines	25,304	13,603	12,873
Total State Auto standard insurance earned premiums	444,296	370,566	361,175
Total State Auto nonstandard insurance earned premiums	35,256	27,401	30,883
Meridian standard insurance:			
Automobile	36,402	—	—
Homeowners and farmowners	9,536	—	—
Commercial multi-peril	11,381	—	—
Workers' compensation	8,660	—	—
Fire and allied	499	—	—
Other and products liability	519	—	—
Other lines	2,157	—	—
Total Meridian standard insurance earned premiums	69,154	—	—
Total Meridian nonstandard insurance earned premiums	6,501	—	—
Total earned permiums	555,207	397,967	392,058
Investment management services	2,965	2,940	3,099
Management and operations services	12,621	14,654	4,908
Net investment income	47,225	38,834	34,012
Other income	3,142	3,043	3,989
Total revenues from external customers	$621,160	457,438	438,066

The standard insurance segments and the Meridian nonstandard insurance segment participate in a reinsurance pooling agreement with other standard and nonstandard insurance affiliates. For discussion regarding this arrangement and these segments' contribution to the pool and participation in the pool, see note 6.

Revenues from external customers are derived entirely within the United States. Also, all long-lived assets are located within the United States.

Notes to Consolidated Financial Statements, Continued

(15) Quarterly Financial Data (Unaudited)

	2001 For three months ended			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except per share amounts)			
Total revenues	$118,001	123,032	156,671	225,568
Income (loss) before federal income taxes	19,199	12,028	8,029	(21,280)
Net income (loss)	14,540	9,433	7,276	(10,634)
Net earnings (loss) per common share (note 9a):				
Basic	0.37	0.24	0.19	(0.27)
Diluted	0.36	0.24	0.18	(0.27)

	2000 For three months ended			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except per share amounts)			
Total revenues	$116,461	113,953	116,328	116,032
Income before federal income taxes	18,584	16,512	9,131	17,217
Net income	13,683	12,494	8,006	13,531
Net earnings per common share (note 9a):				
Basic	0.35	0.33	0.21	0.35
Diluted	0.35	0.32	0.20	0.34

(16) Contingencies

The Company's insurance subsidiaries are involved in litigation and may become involved in potential litigation arising in the ordinary course of business. Additionally, the insurance subsidiaries may be impacted by adverse regulatory actions and adverse court decisions where insurance coverages are expanded beyond the scope originally contemplated in the policy(ies). In the opinion of management, the effects, if any, of such litigation and published court decicions are not expected to be material to the consolidated financial statements.

Corporate Information

CORPORATE HEADQUARTERS
State Auto Financial Corporation
518 E. Broad Street
Columbus, OH 43215
(614) 464-5000
http://www.stateauto.com

ANNUAL MEETING
10 a.m. Thursday, May 23, 2002, at Corporate Headquarters

SHAREHOLDER INQUIRIES
Terrence Bowshier
Manager, Investor Relations
State Auto Financial Corporation
518 E. Broad Street
Columbus, OH 43215
Phone (614) 464-5373
FAX (614) 464-5325
E-mail Terry.Bowshier@stateauto.com

INDEPENDENT AUDITORS
Ernst & Young LLP
One Columbus
10 W. Broad Street
Columbus, OH 43215

LEGAL COUNSEL
Baker & Hostetler LLP
65 E. State Street
Columbus, OH 43215

10-K REPORT
The Company's 10-K report filed annually with the Securities and Exchange Commission is available at no cost by contacting Mr. Bowshier.

TRANSFER AGENT/REGISTRAR
National City Bank
Stock Transfer Department
P.O Box 92301
Cleveland Ohio 44193-0900
Phone (800) 622-6757

STOCK TRADING
Common shares are traded in the Nasdaq National Market System under the symbol STFC. As of March 8, 2002, there were 948 shareholders of record of the Company's common shares.

MARKET PRICE RANGE, COMMON STOCK(1)
Initial Public Offering – June 28, 1991, $2.25
The high and low sale prices for each quarterly period for the past two years as reported by Nasdaq are:

2000	High	Low	Dividend
First Qtr.	$ 9.750	$ 7.125	$.0275
Second Qtr.	12.125	7.938	.0275
Third Qtr.	13.625	10.438	.0300
Fourth Qtr.	11.750	11.250	.0300
2001			
First Qtr.	$17.688	$13.313	$.0300
Second Qtr.	17.340	12.833	.0300
Third Qtr.	17.800	12.300	.0325
Fourth Qtr.	17.500	13.100	.0325

STFC

(1) Adjusted for a March 1993 2-for-1 and July 1996 3-for-2 common stock split effected in the form of a stock dividend and a July 1998 2-for-1 common stock split, respectively.

STATE AUTO®
Insurance Companies